PROSPECTUS

                                1,400,000 Shares

                                     [LOGO]

                                  Common Stock
                                  ------------

    Of the shares of Common Stock offered hereby, 1,329,307 are being sold by Cutter & Buck Inc. ("Cutter & Buck" or the "Company") and 70,693 shares are being sold by the Selling Shareholders. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CBUK." On October 28, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $11.75 per share. See "Price Range of Common Stock."
                              -------------------

    THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                UNDERWRITING                            PROCEEDS TO
                               PRICE TO         DISCOUNTS AND       PROCEEDS TO           SELLING
                                PUBLIC         COMMISSIONS(1)       COMPANY(2)        SHAREHOLDERS(3)
Per Share................       $11.00              $0.65             $10.35               $10.35
Total(4).................     $15,400,000         $910,000          $13,758,327           $731,673

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $450,000.
(3) The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional 210,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $17,710,000, $1,046,500 and $15,931,827, respectively.
                              -------------------

    The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock will be available for delivery in New York, New York, on or about November 1, 1996.

                              -------------------

Needham & Company, Inc.                                Wedbush Morgan Securities

                The date of this Prospectus is October 29, 1996.

                       [PHOTOGRAPHS OF COMPANY PRODUCTS]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. SEE "RISK FACTORS." UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    The Company designs, sources and markets its distinctive Cutter & Buck brand sportswear and outerwear predominantly through golf pro shops and resorts, upscale men's specialty stores and corporate sales accounts. The Company has developed a colorful, innovative collection of sportswear apparel targeted to the affluent 30- to 55-year-old men's market, projecting an updated American traditional design evocative of a sporting lifestyle. The products' high-quality fabrics and detailing reinforce the premium image of the brand while the generous fit provides a feeling of comfort and versatility. Product marketing connected with sports and leisure activities, particularly golf, helps the Company create a positive lifestyle image that contributes to the brand's strong appeal for its target consumers. The Company benefits from the trend toward greater acceptance of relaxed standards of dress in the workplace that results in sportswear representing a growing portion of consumer wardrobes. Since its formation on January 5, 1990, the Company has achieved consistent annual sales increases, realizing net sales of $21.6 million and net income of $1.0 million in fiscal 1996, and net sales of $8.0 million and net income of $142,000 in the first quarter of fiscal 1997.

    The key elements of the Company's strategy to enhance its reputation as a leading, premium brand in the men's sportswear apparel market are to: (i) reinforce the desirability and prestige of the Cutter & Buck brand by blending innovative design with extensive detailing and high-quality product construction in fresh variations season to season while maintaining its signature design identity; (ii) expand distribution of its products through golf pro shops, where the Company believes its time-constrained target consumers are likely to shop before and after playing golf; and (iii) merchandise its products, including knit and woven sport shirts, pants, shorts, sweaters, sweatshirts, outerwear and caps, in its customers' stores as a collection rather than as isolated categories.

    The Company currently offers its customers two collections a year, spring and fall, composed of FASHION and complementary CLASSIC products. FASHION products incorporate the latest innovations in color, fabric and styling and tend to remain in the line for only one season. CLASSIC products are predominantly solid-color garments with multi-season appeal. The Company presents each season's collections to its customers in three or four groups of distinct, coordinated merchandise. These groups are available for delivery to customers during sequential time periods, typically from May to October for fall collections and from November to April for spring collections. To enhance consistency, quality and on-time delivery of its products, the Company works with a select group of high-quality, reliable foreign and domestic contract manufacturers that are knowledgeable and experienced in the intricate design and manufacturing processes required to produce the Company's products.

    "CUTTER & BUCK" and the Cutter & Buck pennant logo are registered trademarks of the Company. All other trademarks appearing in this Prospectus are the property of their respective holders.

    The Company is incorporated in Washington. Its executive offices are located at 2701 First Avenue, Suite 500, Seattle, Washington 98121, and its telephone number is (206) 622-4191.

                                  THE OFFERING

Common Stock offered by the Company...............  1,329,307 shares
Common Stock offered by the Selling
 Shareholders.....................................  70,693 shares
Common Stock to be outstanding after this
 offering.........................................  5,001,048 shares (1)
Use of proceeds...................................  For working capital purposes, including repayment of all outstanding borrowings under the Company's
                                                    revolving line of credit and increases in
                                                    inventory and trade receivables. See "Use of
                                                    Proceeds."
Nasdaq National Market symbol.....................  CBUK

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   THREE MONTHS
                                                     FISCAL YEAR ENDED APRIL 30,                  ENDED JULY 31,
                                        -----------------------------------------------------  --------------------
                                          1992       1993       1994       1995       1996       1995       1996
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:
Net sales.............................  $   5,405  $   8,036  $   9,882  $  13,435  $  21,645  $   3,305  $   8,000
Gross profit..........................      1,319      2,045      3,438      4,675      7,981      1,228      2,980
License and royalty income............         --         39        285        497        457        116         96
Net income (loss).....................  $    (730) $    (538) $     101  $     239  $     996  $     (63) $     142
Net income (loss) per share...........                        $    0.05  $    0.12  $    0.29  $   (0.02) $    0.04
Shares used in computation of net
 income (loss) per share (2)..........                            1,933      2,034      3,476      2,539      3,941

                                                                                              JULY 31, 1996
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(3)
                                                                                        ---------  --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................................................................  $  12,065    $   25,380
Total assets..........................................................................     19,736        30,982
Short-term debt (4)...................................................................      2,148            77
Long-term debt........................................................................        337           337
Total shareholders' equity............................................................     14,175        27,491

------------------------------
(1) Based on shares outstanding as of July 31, 1996. Excludes 270,574 shares of Common Stock reserved for issuance pursuant to the Company's 1991 Stock Option Plan (the "1991 Plan"), 208,140 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Employee Stock Option Plan (the "1995 Plan"), 46,253 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Nonemployee Director Stock Incentive Plan (the "1995 Director Plan"), and 248,474 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"). As of the date of this Prospectus, the Company has granted options for an aggregate of 409,822 shares of Common Stock under these plans at a weighted average exercise price of $5.11 per share. Also excludes 131,531 shares of Common Stock reserved for issuance pursuant to outstanding warrants with an exercise price of $8.40 per share granted in connection with the Company's initial public offering. Includes 3,500 shares issuable upon exercise of options, which shares are to be sold by a Selling Shareholder in this offering. See "Management -- Benefit Plans," "Description of Capital Stock" and Note 10 of Notes to Consolidated Financial Statements.

(2) The basis for determining the number of shares used in computing net income
    (loss) per share is described in Note 1 of Notes to Consolidated Financial Statements.

(3) Adjusted to give effect to the anticipated application of the estimated net proceeds to the Company of this offering based on the public offering price of $11.00 per share. See "Use of Proceeds."

(4) Includes borrowings of $2.1 million under the Company's revolving line of credit, all of which will be repaid with a portion of the net proceeds of this offering.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK BEING OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. CERTAIN STATEMENTS UNDER THE CAPTIONS "PROSPECTUS SUMMARY," "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS STATEMENTS MADE IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS, CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: VOLATILITY OF THE APPAREL INDUSTRY; UNEXPECTED CHANGES IN FASHION TRENDS; PRIOR SEASON INVENTORIES; COMPETITION; DEPENDENCE ON KEY PERSONNEL; RELIANCE ON CONTRACTORS AND FOREIGN SOURCING; IMPORT RESTRICTIONS; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS. IN EVALUATING AN INVESTMENT IN THE COMMON STOCK, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS.

    VOLATILITY OF APPAREL INDUSTRY. The apparel industry historically has been subject to substantial cyclical variations. The Company and other apparel manufacturers rely on the expenditure of discretionary income for most, if not all, of their sales. Any downturn, whether real or perceived, in economic conditions or prospects could adversely affect consumer spending habits and the Company's sales and results of operations. During the past several years, various retailers, including some of the Company's customers, have experienced financial problems, which increases the risk of extending credit to such retailers. The Company has historically assigned the credit risk of its customer receivables to its factor. A customer's financial problems could cause the Company's factor to limit the amount of customer receivables that the Company may assign to the factor, and may cause the Company to assume more credit risk relating to those receivables or to curtail business with the customer. The Company has recently discontinued its use of the factor for management of its accounts receivable credit and collection function associated with its sales to the golf, corporate and international distribution channels. The Company plans to use the factor's accounts receivable management exclusively for its sales to the specialty store channel. The Company has only limited experience in managing its credit and collection operations and there can be no assurance that the increased assumption of this credit risk will not have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Domestic Distribution and Sales."

    UNEXPECTED CHANGES IN FASHION TRENDS; PRIOR SEASON INVENTORIES. Fashion trends can change rapidly, and the Company's business is particularly sensitive to changes because the Company typically designs and arranges for the manufacture of its apparel substantially in advance of sales of its products to consumers. There can be no assurance that the Company will accurately anticipate shifts in fashion trends and adjust its merchandise mix to appeal to changing consumer tastes in a timely manner. If the Company misjudges the market for its products or is unsuccessful in responding to changes in fashion trends or in market demand, the Company could experience insufficient or excess inventory levels, missed market opportunities or higher markdowns, any of which would have a material adverse effect on the Company's financial condition and results of operations. At the end of its fall and spring seasons, the Company has unsold FASHION inventory as a consequence of making inventory available to satisfy anticipated customer demand across a broad range of styles. The Company historically has been able to sell this inventory approximately at cost through sales to off-price retail accounts in subsequent seasons and recently, in response to consolidation in the off-price channel, increased marketing of this inventory to regular retail accounts. If the Company experiences increased amounts of excess inventory, or if the Company's ability to dispose of its prior season FASHION merchandise is impaired, due to abrupt changes in fashion trends or for other reasons, the Company's financial condition and results of operations could be materially adversely affected. See "Business -- Product Development and Sourcing" and "-- Order Booking Cycle and Backlog."

    COMPETITION. The men's sportswear segment of the apparel industry is highly competitive. The Company's future growth and financial success depend on the Company's ability to further penetrate the golf distribution channel and increase the size of its average annual net sales per account in that channel, as well as its ability to penetrate and expand its four other distribution channels. The Company encounters substantial competition in the golf distribution channel from Ashworth, Izod Club and Polo/Ralph Lauren. Apparel companies recently entering the golf distribution channel, such as Tommy Hilfiger, will further increase the level of competition in that channel. During fiscal 1996, the golf distribution channel represented approximately 53% of the Company's net sales. Most of the Company's competitors are significantly larger and more diversified than the Company and have substantially greater resources available for developing and marketing their products. There can be no assurance that the Company will be able to maintain its growth rate or to increase its market share in the golf distribution channel at the expense of existing competitors and other apparel manufacturers choosing to enter that market. In addition, there can be no assurance that the Company will be able to achieve significant growth in its other distribution channels. See "Business -- Competition."

    DEPENDENCE ON KEY PERSONNEL. The Company's success largely depends on the personal efforts and abilities of key executives and consultants, including Harvey N. Jones, the Company's President and Chief Executive Officer, Martin J. Marks, the Company's Senior Vice President, Chief Operating Officer, Treasurer and Secretary, and Joey Rodolfo, who is a former officer and employee of the Company and now provides design services to the Company on an exclusive basis under a Consulting Agreement. Mr. Jones and Mr. Rodolfo co-founded the Company in January 1990. The loss of the services of any of Messrs. Jones, Marks or Rodolfo could have a material adverse effect on the Company. The Company maintains "key man" life insurance policies in the amount of $1.0 million on each of Mr. Jones and Mr. Rodolfo. There can be no assurance that such insurance will continue to be available at an acceptable cost, if at all, or would adequately compensate the Company for a loss of services. The Company does not have an employment agreement with either Mr. Jones or Mr. Marks. Mr. Rodolfo's Consulting Agreement extends through July 1, 1997 and contains provisions restricting Mr. Rodolfo's ability to compete with the Company in certain product and geographic areas following termination of the Consulting Agreement. Although the Company and Mr. Rodolfo have started to discuss an extension of his Consulting Agreement, there can be no assurance that they will reach agreement on any such extension, which may result in the Company hiring a new lead designer. See "Business -- Product Development and Sourcing," "Management -- Directors and Executive Officers" and "Certain Transactions."

    RELIANCE ON CONTRACTORS AND FOREIGN SOURCING. The Company obtains all of its garments from independent foreign and domestic suppliers, and does not have formal long-term contracts with any of its suppliers or agents. Currently, the Company's production is sourced through an agent in Thailand, two agents in Hong Kong coordinating Chinese suppliers, an agent managing other Asian sources of supply and direct factory relationships in Asia and California. Approximately 45% of the Company's knit shirt production is currently managed by its agent in Thailand. Due to the concentration of production and production control with these parties, the Company would experience difficulty satisfying its production requirements if any of them had an interruption of business or were unable or unwilling to meet the Company's production needs. Furthermore, the Company could experience delays in shifting production to other manufacturers or agents because of the complex fabrication, unique trims and extensive detailing of its products. In addition, there can be no assurance that the Company will not experience difficulties with third parties in the manufacture of its products. Delays in shipments to the Company, inconsistent or inferior garment quality and other factors beyond the Company's control would adversely affect the Company's relationships with its customers, its reputation in the industry and its sales and results of operations. The Company has experienced production delays in the past, and there can be no assurance that production delays will not occur in the future. Because a substantial portion of the Company's products are manufactured in China and Thailand, the Company's operations may also be affected by economic, political, governmental and labor conditions in those countries. In addition, changes in economic policies and political conditions in those countries could result in disruption of trade, new or additional currency or exchange controls or the imposition of other restrictions. The Company incurred increased expenses in its first quarter of fiscal 1997 to expedite products from Chinese manufacturers due to threatened trade sanctions. Furthermore, although the Company contracts to purchase its products in United States dollars, changes in exchange rates could increase the prices the Company pays for its products. Currently, the Company does not engage in any hedging activities with respect to such exchange rate risk. See "Business -- Product Development and Sourcing."

    IMPORT RESTRICTIONS. The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and each of China and Thailand. These agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, impose quotas on the amount and type of goods that can be imported into the United States from these countries. Such agreements also allow the United States to impose at any time restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. The Company's imported products also are subject to U.S. customs duties, which are a material portion of the Company's cost of goods, and customs inspections, which could result in delays in delivery of the Company's products. Partly as a result of changes to customs laws enacted in December 1994, importers such as the Company may face increasing scrutiny for the acts of their manufacturers, suppliers and agents. While to date the Company has experienced no material disruption of its business due to quota or customs restrictions, there can be no assurance that it will not face such disruptions in the future. A substantial increase in customs duties or decrease in quotas could have an adverse effect on the Company's results of operations. Furthermore, the United States and the countries in which the Company's products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust presently prevailing quota, duty or tariff levels. While the Company is not aware that any current impositions, adjustments or increased scrutiny would adversely affect the Company or its ability to continue to import products at current levels, it cannot predict the likelihood or frequency of any such events occurring. See "Business -- Product Development and Sourcing."

    DEPENDENCE ON INDEPENDENT SALES REPRESENTATIVES. The Company sells its products through a network of Company-employed and independent sales representatives. The Company's independent sales representative agreements are terminable for any reason by either party on 30 days' notice. The Company's independent sales representatives typically also sell other noncompeting products that may nonetheless divert the representatives' or the customers' attention from the Company's line. The Company intends to increase the number of sales representatives in the future, but anticipates that an increasing proportion of its sales representatives will be Company employees selling Cutter & Buck merchandise exclusively. There can be no assurance, however, that the Company will be successful in retaining existing or recruiting additional sales representatives, or that the addition of sales representatives will be an effective means to increase the Company's net sales. See "Business -- Domestic Distribution and Sales."

    LIMITED HISTORY OF PROFITABILITY. The Company has a limited history of profitable operations and at July 31, 1996 had an accumulated deficit of approximately $950,000. There can be no assurance that the Company will be profitable on either a quarterly or annual basis. In addition, the Company's expense levels are based in part on anticipated future revenue levels. If revenues fall below anticipated levels, operating results would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RISKS OF NEW INTERNATIONAL OPERATIONS. The Company has recently commenced the direct distribution of its products in the United Kingdom and Continental Europe through newly established subsidiaries. Although the Company's sales outside of the United States totaled approximately $1.7 million in fiscal 1996, the Company expects the amount of its international sales to increase. International sales are subject to the inherent risks of doing business in a foreign country, including fluctuations in local economies, fluctuating exchange rates, difficulties in staffing and managing foreign operations, increased difficulty of inventory management, greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, tariffs and other trade barriers, and the burdens of complying with a variety of foreign laws. In addition, the Company relies on international distributors to distribute its products in some foreign countries. There can be no assurance that these distributors will be able to provide a sufficient level of support for the Company's products. The Company's inability to achieve a sufficient level of sales from its foreign operations or the loss or insolvency of any of its international distributors could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Licensing and International Distribution."

    SEASONALITY. The Company's business has been and will continue to be highly seasonal, and its quarterly operating results have fluctuated primarily due to the seasonality of its sales of sportswear. The Company's sales tend to be highest during the Company's second and fourth quarters, ending October 31 and April 30, respectively, and lowest during the Company's first and third quarters, ending July 31 and January 31, respectively. With the exception of the Company's third fiscal 1996 quarter ended January 31, 1996 and its most recent fiscal quarter ended July 31, 1996, the Company has incurred net losses in its first and third quarters, and may continue to incur losses in these and other quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

    FUTURE STATUS OF HONG KONG AND CHINA. On July 1, 1997, China will resume sovereignty over Hong Kong in accordance with the 1984 Sino-British Joint Declaration (the "Joint Declaration"), and Hong Kong will become a Special Administrative Region of China. Although the Joint Declaration provides for the continuation of existing economic and social systems in Hong Kong through 2047, there can be no assurance that Hong Kong will not experience political, economic or social disruption as a result of the resumption of Chinese sovereignty. In addition, there have been a number of recent trade disputes between China and the United States during which the United States threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. Any significant disruption in the operations of the Company's agents located in Hong Kong or the loss of most favored nation trade status for China, where several of the Company's manufacturing sources are located, could have a material adverse effect on the Company.

    ANTITAKEOVER CONSIDERATIONS. The Company's Board of Directors has the authority, without action by the shareholders, to issue up to 25,000,000 shares of Common Stock and 6,000,000 shares of Preferred Stock and to fix the rights and preferences of the Preferred Stock. This authority, together with certain provisions of the Company's Restated Articles of Incorporation, may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. The Company is authorized to issue Preferred Stock, without shareholder approval, with rights senior to those of the Common Stock. In addition, Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a hostile takeover of the Company. See "Description of Capital Stock."

    CONTROL BY EXISTING SHAREHOLDERS. The Company's executive officers, directors and holders of more than 5% of the outstanding Common Stock and their affiliates will beneficially own an aggregate of approximately 25.9% of the outstanding shares of Common Stock after this offering (approximately 24.8% if the Underwriters' over-allotment option is exercised in full). If the options outstanding and exercisable within 60 days of October 28, 1996 were exercised, these percentages would be 30.2% and 29.0%, respectively. As a result, these shareholders, acting together, would be able to have significant influence over most matters requiring approval by the Company's shareholders, including the election of a majority of the Company's directors. These shareholders would also be able to delay or deter a change in control of the Company. See "Principal and Selling Shareholders."

    SHARES ELIGIBLE FOR FUTURE SALE. The market price of the Common Stock could be adversely affected by the availability for sale of shares now held by current shareholders of the Company or shares that may be issued upon the exercise of outstanding stock options and warrants or new options granted under the Company's stock option plans. There will be 5,001,048 shares of Common Stock outstanding immediately following this offering, 3,114,276 of which will be tradable without restriction, 205,521 of which will be eligible for sale in the public market in reliance on Rule 144(k) under the Securities Act and 60,495 of which will become eligible for sale in the public market between the closing date of this offering and the expiration of the lock-up agreements that expire 120 days after the closing date of this offering, or earlier at the discretion of Needham & Company, Inc. (the "Lock-up Agreements"). Certain of the Company's existing shareholders and option holders, representing 1,534,615 currently outstanding shares (excluding the shares to be sold by the Selling Shareholders in this offering), have agreed with the representatives of the Underwriters not to sell or otherwise dispose of any of their shares without the prior written consent of Needham & Company, Inc. for a period of 120 days after the closing date of this offering. On that date, 1,235,108 shares of Common Stock will be eligible for sale in the public market subject to the volume and other restrictions of Rule 144. In addition, 250,191 shares of Common Stock will become eligible for sale in the public market in reliance on Rule 144 between the expiration of the Lock-up Agreements and June 30, 1997 and thereafter an additional 129,861 shares of Common Stock will become eligible for sale. Holders of 1,546,233 shares of Common Stock, and the 131,531 shares of Common Stock reserved for issuance pursuant to outstanding warrants, have registration rights with respect to shares of Common Stock. The Company has registered all the shares of Common Stock reserved for issuance under the 1995 Plan and the 1995 Director Plan, and shares reserved for issuance under the 1991 Plan will be eligible for sale in the public market under Rule 144 in reliance on Rule 701. See "Management," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the 1,329,307 shares of Common Stock offered hereby (after deducting the estimated offering expenses, including underwriting discounts and commissions) are estimated to be approximately $13.3 million at the public offering price of $11.00 per share (approximately $15.5 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to repay all outstanding borrowings under the Company's revolving line of credit and to fund increases in working capital associated with continuing sales growth, including increases in inventory and trade receivables. At October 28, 1996, the outstanding balance on the Company's revolving line of credit was $2.2 million, bearing interest at the bank's prime rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CBUK." The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market.

                                                                HIGH       LOW
                                                              --------   -------
Fiscal 1996
  Second Quarter (from August 15, 1995).....................  $ 8 1/2    $6
  Third Quarter.............................................    9 7/8     6 3/8
  Fourth Quarter............................................   12 3/8     9 5/8
Fiscal 1997
  First Quarter.............................................  $15 1/2    $8 5/8
  Second Quarter (through October 28, 1996).................   14 1/8     8 7/8

    The closing sale price of the Common Stock as reported on the Nasdaq National Market on October 28, 1996 was $11.75 per share. As of that date, there were approximately 110 shareholders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has not paid any cash dividends on the Common Stock and does not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of July 31, 1996, and as adjusted to give effect to the sale by the Company of the 1,329,307 shares of Common Stock offered hereby at the public offering price of $11.00 per share and the application of the estimated net proceeds therefrom (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                                                                            JULY 31, 1996
                                                                                     ----------------------------
                                                                                        ACTUAL      AS ADJUSTED
                                                                                     ------------  --------------
                                                                                            (IN THOUSANDS)
Short-term debt (1)................................................................   $    2,148     $       77
                                                                                     ------------  --------------
                                                                                     ------------  --------------
Long-term debt.....................................................................   $      337     $      337
Shareholders' equity:
  Preferred Stock, no par value: 6,000,000 shares authorized; none outstanding.....           --             --
  Common Stock, no par value: 25,000,000 shares authorized; 3,668,241 shares issued and outstanding actual; 5,001,048 shares issued and outstanding as
   adjusted (2)....................................................................       15,167         28,483
  Note receivable from shareholder.................................................          (44)           (44)
  Accumulated deficit..............................................................         (948)          (948)
                                                                                     ------------  --------------
    Total shareholders' equity.....................................................       14,175         27,491
                                                                                     ------------  --------------
      Total capitalization.........................................................   $   14,512     $   27,828
                                                                                     ------------  --------------
                                                                                     ------------  --------------

------------------------

(1) Includes borrowings of $2.1 million under the Company's revolving line of credit, all of which will be repaid with a portion of the net proceeds of this offering.

(2) Excludes 270,574 shares of Common Stock reserved for issuance pursuant to the 1991 Plan, 208,140 shares of Common Stock reserved for issuance pursuant to the 1995 Plan, 46,253 shares of Common Stock reserved for issuance pursuant to the 1995 Director Plan, and 248,474 shares of Common Stock reserved for issuance pursuant to the Stock Purchase Plan. As of the date of this Prospectus, the Company has granted options for an aggregate of 409,822 shares of Common Stock under these plans at a weighted average exercise price of $5.11 per share. Also excludes 131,531 shares of Common Stock reserved for issuance pursuant to outstanding warrants with an exercise price of $8.40 per share granted in connection with the Company's initial public offering. The as adjusted amount includes 3,500 shares issuable upon exercise of options, which shares are to be sold by a Selling Shareholder in this offering. See "Management -- Benefit Plans," "Description of Capital Stock" and Note 10 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

    The following selected financial data as of April 30, 1995 and 1996, and for each of the three years in the period ended April 30, 1996 are derived from the consolidated financial statements of Cutter & Buck Inc., which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The following selected financial data with respect to the Company's balance sheets as of April 30, 1993 and 1994 and with respect to the statement of operations for the fiscal year ended April 30, 1993 are derived from the Company's financial statements that were also audited by Ernst & Young LLP and that are not included herein. The following selected financial data with respect to the Company's statement of operations for the fiscal year ended April 30, 1992 and with respect to the Company's balance sheet as of April 30, 1992 are derived from the Company's financial statements that were audited by other independent auditors and that are not included herein. The financial data as of July 31, 1996 and for the three-month periods ended July 31, 1995 and 1996 are derived from unaudited consolidated financial statements that, in the opinion of the management of the Company, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three-month period ended July 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending April 30, 1997. The data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                THREE MONTHS ENDED
                                                                     FISCAL YEAR ENDED APRIL 30,                     JULY 31,
                                                        -----------------------------------------------------  --------------------
                                                          1992       1993       1994       1995       1996       1995       1996
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales.............................................  $   5,405  $   8,036  $   9,882  $  13,435  $  21,645  $   3,305  $   8,000
Cost of sales.........................................      4,086      5,991      6,444      8,760     13,664      2,077      5,020
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit..........................................      1,319      2,045      3,438      4,675      7,981      1,228      2,980
Operating expenses:
  Design and production...............................        385        495        510        747      1,045        215        336
  Selling and handling................................        870      1,136      1,781      2,446      3,858        668      1,712
  General and administrative..........................        740        784      1,053      1,364      2,042        411        714
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses..........................      1,995      2,415      3,344      4,557      6,945      1,294      2,762
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss)...............................       (676)      (370)        94        118      1,036        (66)       218
Other income (expense):
  Factor commissions and interest expense, net of
   interest income....................................        (54)      (207)      (278)      (376)      (237)      (113)      (111)
  License and royalty income..........................         --         39        285        497        457        116         96
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total other income (expense)......................        (54)      (168)         7        121        220          3        (15)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.....................       (730)      (538)       101        239      1,256        (63)       203
Income taxes..........................................         --         --         --         --       (260)        --        (61)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).....................................  $    (730) $    (538) $     101  $     239  $     996  $     (63) $     142
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share...........................                        $    0.05  $    0.12  $    0.29  $   (0.02) $    0.04
Shares used in computation of net income (loss) per
 share (1)............................................                            1,933      2,034      3,476      2,539      3,941

                                                                                      APRIL 30,
                                                                -----------------------------------------------------  JULY 31,
                                                                  1992       1993       1994       1995       1996       1996
                                                                ---------  ---------  ---------  ---------  ---------  ---------
                                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash..........................................................  $     455  $     135  $     327  $     499  $   2,010  $     306
Working capital...............................................      1,555        998      1,058      3,209     12,488     12,065
Total assets..................................................      2,435      1,818      2,488      5,693     17,170     19,736
Short-term debt (2)...........................................        120         66        580         24        114      2,148
Long-term debt................................................         49         48         38         98         --        337
Total shareholders' equity....................................      1,822      1,285      1,387      3,566     14,023     14,175

--------------------------
(1) The basis for determining the number of shares used in computing net income
    (loss) per share is described in Note 1 of Notes to Consolidated Financial Statements.

(2) As of July 31, 1996, includes borrowings of $2.1 million under the Company's revolving line of credit, all of which will be repaid with a portion of the net proceeds of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." ALL REFERENCES TO FISCAL YEARS ARE REFERENCES TO THE COMPANY'S FISCAL YEAR ENDED APRIL 30.

OVERVIEW

    The Company markets its Cutter & Buck brand sportswear and outerwear predominantly through golf pro shops and resorts, upscale men's specialty stores and corporate sales accounts. The Company's sales to golf pro shops have increased rapidly in the last three fiscal years to $11.4 million, representing approximately 53% of the Company's net sales in fiscal 1996, as compared to approximately 21% through specialty stores, the dominant channel of distribution for the Company's products during its first few years. The Company has elected to focus its sales effort on the golf distribution channel because (i) it believes this is an effective way to reach its target market of affluent, sports-minded 30- to 55-year-old men and build brand identity and (ii) golf pro shops are receptive to the Company's distinctive product, merchandising approach and sales support. The Company believes that many of its target consumers play golf and frequent golf and resort pro shops while engaging in the sport. Most golf pro shops have welcomed quality apparel that is not broadly distributed elsewhere as an important offset to declining sales of golf equipment due to price competition from golf discounters. The Company assists golf pro shops, which have generally not had experience in sophisticated apparel retailing, by training them to merchandise Cutter & Buck products.

    The Company's $5.7 million increase in net sales to the golf distribution channel in fiscal 1996 represented approximately 69% of the Company's total increase in net sales in that year. This growth in net sales to the golf distribution channel is attributable to (i) an increase in the number of golf pro shops purchasing the Company's products (approximately 1,800 golf pro shops in fiscal 1996 compared to approximately 1,200 golf pro shops in fiscal 1995) and (ii) an increase in the average annual net sales per golf pro shop. The Company believes that the golf distribution channel comprises approximately 13,000 U.S. golf pro shops. The increase in the number of the Company's golf pro shop customers is due to the penetration of new accounts by the Company's golf pro shop sales representatives and to the growth in the size of the Company's sales force for the golf distribution channel. The increase in average annual net sales per customer for fiscal 1996 compared to fiscal 1995 is the result of the Company's offering more product styles and increasing the average annual net sales per style. The Company believes these increased purchasing levels by its customers indicate the effectiveness of its sales force in establishing cooperative working relationships with golf pro shops, particularly in facilitating merchandising of coordinated themes and collections, as well as consumer acceptance of, and increasing demand for, the Company's products. By increasing the size and effectiveness of its sales force for the golf distribution channel and further augmenting its product offerings, the Company anticipates further growth in net sales to the golf distribution channel through continuing penetration of new accounts and continuing increases in the average annual net sales per account.

    The Company increased its inventory levels in fiscal 1996 to support anticipated sales growth, reducing inventory turns. The Company expects that higher inventory levels will enable it to improve overall merchandise availability. This will enable the Company to better accommodate in-season orders for its FASHION merchandise across a broad range of styles, and to satisfy increased demand from all distribution channels for quick delivery of its CLASSIC merchandise. The ability to provide quick delivery of CLASSIC knit shirts is of particular importance to the golf distribution and corporate sales channels. The Company believes that its inventory turn is comparable to other men's branded apparel companies.

    The Company believes that its fixturing program instituted in fiscal 1996, which facilitates merchandising coordinated collections of Cutter & Buck products, is contributing to the Company's sales growth. In the fourth quarter of fiscal 1996, the Company reacquired the exclusive distribution rights for its apparel in the United Kingdom and has recently established subsidiaries in the United Kingdom and the Netherlands for the direct sale and distribution of Cutter & Buck sportswear in Europe.

    The Company also has repurchased the license for Cutter & Buck outerwear, effective May 1, 1996. The Company believes that by assuming direct responsibility for the design, sourcing and distribution of Cutter & Buck outerwear, it can increase sales while broadening the Company's product assortment sold through present channels of distribution.

    In May 1996, the Company commenced its own warehouse operations in a newly leased facility sufficient to handle current domestic distribution of its product, as well as accommodate an in-house embroidery operation. The Company has options to lease additional warehouse space as needed at the same location. Previously, the Company had used third parties for warehouse operations. The Company believes that operating its own warehouse and embroidery facility will improve both its control over distribution and embroidery expenses and its level of service to its customers.

    As the volume of Cutter & Buck products has increased, the Company has been able to negotiate improved cost arrangements with its suppliers that are expected to have a positive impact on gross profit margins. The Company also anticipates that its overhead costs as a percentage of net sales will decline due to operating leverage as the Company continues to grow.

    The Company historically has been able to sell FASHION merchandise from prior seasons approximately at cost through sales to off-price retail accounts in subsequent seasons. In fiscal 1996, a lower percentage of this merchandise was sold through off-price apparel chains because of disruptions in this channel due to consolidation and because of the Company's election to offer a greater percentage of this merchandise to its primary customers as part of its marketing strategy. The Company believes the availability of this merchandise benefits its customers by enhancing their purchase options, but the Company's ability to successfully dispose of prior season inventories through its primary distribution channels has not been established.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain statements of operations data expressed as a percentage of net sales:

                                                                                                     THREE MONTHS ENDED
                                                                   FISCAL YEAR ENDED APRIL 30,            JULY 31,
                                                                 -------------------------------     -------------------
                                                                  1994        1995        1996        1995        1996
                                                                 -------     -------     -------     -------     -------
Net sales....................................................     100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales................................................      65.2        65.2        63.1        62.8        62.8
                                                                 -------     -------     -------     -------     -------
Gross profit.................................................      34.8        34.8        36.9        37.2        37.2
Operating expenses:
  Design and production......................................       5.2         5.6         4.8         6.5         4.2
  Selling and handling.......................................      18.0        18.2        17.8        20.3        21.4
  General and administrative.................................      10.6        10.1         9.5        12.4         8.9
                                                                 -------     -------     -------     -------     -------
    Total operating expenses.................................      33.8        33.9        32.1        39.2        34.5
                                                                 -------     -------     -------     -------     -------
Operating income.............................................       1.0         0.9         4.8        (2.0)        2.7
Other income (expense):
  Factor commissions and net interest expense................      (2.8)       (2.8)       (1.1)       (3.4)       (1.4)
  License and royalty income.................................       2.8         3.7         2.1         3.5         1.2
                                                                 -------     -------     -------     -------     -------
    Total other income (expense).............................       0.0         0.9         1.0         0.1        (0.2)
                                                                 -------     -------     -------     -------     -------
Income (loss) before income taxes............................       1.0         1.8         5.8        (1.9)        2.5
Income taxes.................................................        --          --        (1.2)         --        (0.7)
                                                                 -------     -------     -------     -------     -------
Net income (loss)............................................       1.0%        1.8%        4.6%       (1.9)%       1.8%
                                                                 -------     -------     -------     -------     -------
                                                                 -------     -------     -------     -------     -------

THREE MONTHS ENDED JULY 31, 1996 AND 1995

  NET SALES

    Net sales increased 142.1% in the three months ended July 31, 1996 (first quarter of fiscal 1997) to $8.0 million from $3.3 million in the three months ended July 31, 1995 (first quarter of fiscal 1996). For the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996, net sales in the United States to the golf distribution channel increased $2.6 million to $4.1 million, net sales to the corporate channel increased $1.1 million to $1.6 million and net sales to the specialty store channel increased $640,000 to $1.4 million. Increases in these three channels accounted for approximately 92% of the overall increase in net sales. In addition to these channels, for the three months ended July 31, 1996, international distributor sales also increased and net sales due to the Company's direct distribution in the United Kingdom and Continental Europe totaled $333,000.

  GROSS PROFIT MARGIN

    Gross profit increased 142.7% in the three months ended July 31, 1996 to $3.0 million from $1.2 million in the three months ended July 31, 1995. Gross profit as a percentage of net sales was 37.2% for both the first quarter of fiscal 1997 and the first quarter of fiscal 1996. The positive effect on gross profit resulting from economies of scale and letter of credit financing was offset by additional expenses to expedite delivery of goods from Chinese manufacturers due to threatened trade sanctions, costs to ensure timely deliveries during the Company's transition to its new warehouse facility, amortization of the cost of repurchasing the Company's outerwear license and United Kingdom distributorship rights and start-up expenses associated with the Company's in-house embroidery operation and its new European operations. The Company believes that its increasing number of international sourcing options will result in further gross margin improvement.

  OPERATING EXPENSES

    Operating expenses increased to $2.8 million for the three months ended July 31, 1996 from $1.3 million for the three months ended July 31, 1995, but decreased as a percentage of net sales to 34.5% in the first quarter of fiscal 1997 from 39.2% in the first quarter of fiscal 1996. Selling and handling expenses increased by $1.0 million, constituting 71% of the overall increase in operating expenses. The majority of the increase in selling and handling expenses was due to increased sales commissions and staffing costs related to a higher sales volume and a larger sales force. The Company has also converted more of its independent sales representatives to employees, believing that the additional costs of direct employment are warranted by anticipated greater productivity over time resulting from a sales employee's exclusive focus on Cutter & Buck merchandise. The Company has also increased the marketing component of its selling expense as a percentage of net sales over the prior year period. In addition, the Company incurred additional handling costs associated with establishing its own warehouse facility in Seattle, Washington. Other increases in operating expenses were primarily attributable to increases in management, design and facilities costs to support the Company's expanded operations.

  OTHER INCOME

    License and royalty income earned under licensing contracts totaled $96,000 for the three months ended July 31, 1996 and $116,000 for the three months ended July 31, 1995. The decline in license and royalty income is primarily due to the Company's repurchase of its outerwear license effective May 1, 1996, which now allows the Company to directly design and market Cutter & Buck outerwear. Factor commissions and interest expense was $111,000 in the quarter ended July 31, 1996 compared to $113,000 in the quarter ended July 31, 1995. These costs were lower as a percentage of net sales for the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996 due to a reduction in the proportion of sales factored.

  INCOME TAXES

    The Company recorded $61,000 of income tax expense in the three months ended July 31, 1996 and none in the three months ended July 31, 1995 due to the operating loss incurred during that period. As of July 31, 1996, $500,000 in net operating loss carryforwards remained available to offset future taxable income, all of which is expected to be utilized in fiscal 1997.

YEARS ENDED APRIL 30, 1996, 1995 AND 1994

  NET SALES

    During fiscal 1996 and 1995, net sales increased by 61.1% and 36.0%, respectively. The expansion of the Company's golf distribution channel business has had a significant impact on its sales growth. Sales to this channel increased $5.7 million, or approximately 100%, to $11.4 million in fiscal 1996, increased $2.9 million, or approximately 104%, to $5.7 million in fiscal 1995, and increased $2.1 million, or approximately 300%, to $2.8 million in fiscal 1994. The Company's development of a directed sales effort in its corporate sales channel beginning in the second half of fiscal 1995 has also had a significant impact on its sales growth. Sales to the corporate sales channel increased $2.2 million, or approximately 261%, to $3.0 million in fiscal 1996, and increased approximately 263% to $831,000 in fiscal 1995 from $229,000 in fiscal 1994. During fiscal 1996, 1995 and 1994, sales to upscale men's specialty stores remained relatively flat, consequently declining as a percentage of net sales to approximately 21% in fiscal 1996 from 36% in fiscal 1995 and 45% in fiscal 1994. The Company's sales of seasonal remainder merchandise to off-price retailers was approximately 3% of net sales in fiscal 1996, compared to approximately 7% of net sales in both fiscal 1995 and 1994. The decline in sales to off-price retailers in fiscal 1996 was primarily attributable to two factors. First, due to expanded market penetration, the Company believes it has greater opportunity to sell its seasonal merchandise remaining at the end of fiscal 1996 through its golf and corporate distribution channels in fiscal 1997. Second, as a result of consolidation within the off-price retailer channel, the Company had reduced opportunity to sell its seasonal remainder merchandise to off-price retailers. The Company's sales to other distribution channels, including international, were less than 10% of net sales in each of fiscal 1996, 1995 and 1994.

  GROSS PROFIT MARGIN

    In fiscal 1996, the Company's gross profit margin was 36.9% of net sales, compared to 34.8% in both fiscal 1995 and fiscal 1994. The increase during fiscal 1996 was primarily due to economies of scale. Higher production volumes have given the Company increased negotiating leverage to purchase product at lower unit costs. Gross profit margin improvement in fiscal 1996 also reflected cost of sales reductions resulting from greater use of letters of credit, which eliminated financing costs previously included in product costs charged by the Company's international sources.

    The gross profit margin in fiscal 1995 was unchanged from fiscal 1994 because the improved margin due to sales channel mix and lower cost sourcing arrangements was substantially offset by the late delivery of approximately 10 styles in the Company's spring collection that was caused by production delays at a new foreign manufacturing resource, resulting in increased expediting costs and markdowns.

    The Company expects that its gross profit margin will improve as it continues to achieve further cost of sales reductions through diversification of international sourcing and increased sales through the golf distribution and corporate sales channels. In May 1996, the Company established an in-house embroidery operation. This facility will enable the Company to directly handle the embroidered logo requirements of its golf, resort and corporate customers. The Company expects to directly produce approximately 50% of its embroidery requirements in fiscal 1997, resulting in embroidery cost savings and improved gross margin.

  DESIGN AND PRODUCTION EXPENSES

    Design and production expenses increased by $298,000, or 39.8%, to $1.0 million in fiscal 1996 from $747,000 in fiscal 1995 and decreased as a percentage of net sales to 4.8% in fiscal 1996 from 5.6% in fiscal 1995 and 5.2% in fiscal 1994. The dollar increase in these expenses is attributable to increased management and staffing costs associated with expansion of the Company's product line and increased emphasis on embroidery designs and production for the golf distribution and corporate channels. The decrease as a percentage of net sales primarily resulted from the Company's ability to spread its design and production development costs over increased sales volume in each of its distribution channels and by selling the same product line across these channels.

  SELLING AND HANDLING EXPENSES

    Selling and handling expenses increased by $1.4 million, or 57.7%, to $3.9 million in fiscal 1996 from $2.4 million in fiscal 1995, representing approximately 18% of net sales in both years. The dollar amount increase was primarily attributable to increased commissions, to management and advertising expenses, and to increased cost of samples associated with the expanded sales force and product line. The Company expanded the size of its golf sales force to 26 sales representatives, including regional managers, at the end of fiscal 1996 from 22 at the end of fiscal 1995. In April 1996, the Company reorganized the management of its golf distribution sales channel by reducing its regional managers' direct sales responsibilities to allow them to focus their attention on sales management. This change allowed the Company to reduce the number of regional managers from four to three. The Company believes this revised organizational structure will provide more effective sales management in generating the Company's planned sales growth. The Company also increased the size of its sales force for the corporate channel to nine sales representatives in fiscal 1996 from six in fiscal 1995 and increased the size of its sales force for the specialty store channel to seven at the end of fiscal 1996 from five at the end of fiscal 1995. The Company's sales representatives for the specialty store channel also sell to the corporate channel.

    Selling and handling expense increased by $665,000, or 37.3%, to $2.4 million in fiscal 1995 from $1.8 million in fiscal 1994, representing approximately 18% of net sales in both years. The dollar amount increase primarily resulted from increased commissions and, to a lesser extent, from sales management and marketing expenses. The Company expanded the size of its golf sales force to 22 sales representatives in fiscal 1995 from 17 in fiscal 1994. To provide the necessary management for this increase in sales representatives, four of these sales representatives also assumed regional management responsibilities, which resulted in an increase in sales management expense. The Company also formed a sales force for the corporate channel in fiscal 1995.

    During fiscal 1996, the Company purchased and installed $284,000 of fixturing to enhance collection merchandising in 214 of its customers' locations. The Company expects to purchase approximately $450,000 of fixturing in fiscal 1997 to be targeted to an additional 300 locations, reaching a total of 514 golf pro shop and men's upscale specialty stores by the end of fiscal 1997. Customer eligibility for the fixturing program is conditioned on minimum order commitments for Cutter & Buck products. The investment in these fixtures is being amortized as a marketing expense over a three-year period. This program represents an intentional increase in the Company's level of marketing expense as a component of selling and handling expenses and, to the extent it remains successful, is expected to continue at comparable levels in future years.

  GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses increased by $678,000, or 49.7%, to $2.0 million in fiscal 1996 from $1.4 million in fiscal 1995 and decreased as a percentage of net sales to 9.5% in fiscal 1996 from 10.1% in fiscal 1995 and 10.6% in fiscal 1994. The dollar amount increase was primarily due to increased management, staffing and facilities to support the Company's expanded operations, along with additional insurance expense and professional fees related to the Company's public reporting. In fiscal 1995, the increase in general and administrative expenses was primarily due to increased management, staffing and facilities to develop the infrastructure necessary to effectively handle the Company's anticipated long-term sales growth.

  FACTOR COMMISSIONS AND NET INTEREST EXPENSE

    Factor commissions and net interest expense decreased by $139,000, or 36.9%, to $237,000 in fiscal 1996 from $376,000 in fiscal 1995, representing 1.1% and 2.8% of net sales in fiscal 1996 and fiscal 1995, respectively. The reduction in the dollar amount is primarily due to interest savings made possible by the Company's ability to fund most of its working capital growth with the net proceeds of the Company's initial public offering in August 1995. In fiscal 1995, factor commissions and net interest expense increased by $98,000, or 35.3%, to $376,000 from $278,000 in fiscal 1994, representing 2.8% of net sales in both years. The dollar increase in fiscal 1995 was attributable to the Company's use of credit to finance increased accounts receivable and inventories associated with higher sales volume.

  LICENSE AND ROYALTY INCOME

    License and royalty income decreased by $39,000, or 7.9%, to $457,000, representing 2.1% of net sales, in fiscal 1996, from $497,000 and 3.7% of net sales in fiscal 1995. The reduction in royalty income reflects the Company's shift toward direct international sales and exclusive distributor relationships and away from licensing relationships. This decline in license and royalty income in fiscal 1996 was also attributable to the Company's decision to discontinue its relationship with its licensee for Central and South America. The Company's repurchase of its outerwear license in December 1995, effective May 1996, also resulted in a decline in outerwear sales and license income in the transition period. In fiscal 1995, royalty income increased by $212,000, or 74.4%, to $497,000 from $285,000 in fiscal 1994. During fiscal 1995, this increase in royalty income was directly related to increases in required annual minimum payments and higher sales volumes achieved by the Company's licensees.

  INCOME TAXES

    The Company recorded $260,000 of income tax expense in fiscal 1996 and none in fiscal 1995 and 1994 due to the utilization of net operating loss carryforwards.

QUARTERLY RESULTS AND SEASONALITY

    Historically, the Company has experienced its lowest levels of net sales in its first and third quarters, ending July 31 and January 31, respectively. Correspondingly, the Company's highest levels of sales are achieved in its second and fourth quarters, ending October 31 and April 30, respectively. This seasonality has resulted primarily from the timing of shipments to golf pro shops and upscale men's specialty stores in the second and fourth quarters. Other factors contributing to the variability of the Company's quarterly results include seasonal fluctuations in consumer demand, the timing and amount of orders from key customers, the timing of sales of seasonal remainder merchandise and availability of product. This pattern of sales creates seasonal profitability, working capital financing and liquidity issues, as the Company generally must finance higher levels of inventory during the first and third quarters, when sales are lowest. Regardless of seasonal fluctuations, there can be no assurance that the Company will be profitable in any particular quarter.

    The following tables set forth certain operating data of the Company, including percentages of net sales, for the nine quarters ended July 31, 1996.

                                                        FISCAL 1995 QUARTER ENDED
                                          -----------------------------------------------------
                                           JULY 31,     OCTOBER 31,   JANUARY 31,    APRIL 30,
                                             1994          1994          1995          1995
                                          -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:
Net sales...............................  $    2,044    $    3,407    $    2,316    $    5,668
Cost of sales...........................       1,275         2,205         1,613         3,667
                                          -----------   -----------   -----------   -----------
Gross profit............................         769         1,202           703         2,001
Operating expenses:
  Design and production.................         156           198           184           209
  Selling and handling..................         448           591           520           887
  General and administrative............         312           306           336           410
                                          -----------   -----------   -----------   -----------
    Total operating expenses............         916         1,095         1,040         1,506
                                          -----------   -----------   -----------   -----------
Operating income (loss).................        (147)          107          (337)          495
Other income (expense):
  Factor commissions and interest
   expense, net of interest income......         (59)         (107)          (99)         (111)
  License and royalty income............         100           113           130           154
                                          -----------   -----------   -----------   -----------
    Total other income (expense)........          41             6            31            43
                                          -----------   -----------   -----------   -----------
Income (loss) before income taxes.......        (106)          113          (306)          538
Income taxes............................          --            --            --            --
                                          -----------   -----------   -----------   -----------
Net income (loss).......................  $     (106)   $      113    $     (306)   $      538
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------


                                                        FISCAL 1995 QUARTER ENDED
                                          -----------------------------------------------------
                                           JULY 31,     OCTOBER 31,   JANUARY 31,    APRIL 30,
                                             1994          1994          1995          1995
                                          -----------   -----------   -----------   -----------
AS A PERCENTAGE OF NET SALES:
Net sales...............................       100.0%        100.0%        100.0%        100.0%
Cost of sales...........................        62.4          64.7          69.7          64.7
                                          -----------   -----------   -----------   -----------
Gross profit............................        37.6          35.3          30.3          35.3
Operating expenses:
  Design and production.................         7.6           5.8           7.9           3.7
  Selling and handling..................        21.9          17.3          22.5          15.7
  General and administrative............        15.3           9.0          14.5           7.2
                                          -----------   -----------   -----------   -----------
    Total operating expenses............        44.8          32.1          44.9          26.6
                                          -----------   -----------   -----------   -----------
Operating income (loss).................        (7.2)          3.2         (14.6)          8.7
Other income (expense):
  Factor commissions and interest
   expense, net of interest income......        (2.9)         (3.2)         (4.3)         (1.9)
  License and royalty income............         4.9           3.3           5.7           2.7
                                          -----------   -----------   -----------   -----------
    Total other income (expense)........         2.0           0.1           1.4           0.8
                                          -----------   -----------   -----------   -----------
Income (loss) before income taxes.......        (5.2)          3.3         (13.2)          9.5
Income taxes............................          --            --            --            --
                                          -----------   -----------   -----------   -----------
Net income (loss).......................        (5.2)%         3.3%        (13.2)%         9.5%
                                          -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------

                                                                                                  FISCAL 1997
                                                        FISCAL 1996 QUARTER ENDED                   QUARTER
                                          -----------------------------------------------------      ENDED
                                           JULY 31,     OCTOBER 31,   JANUARY 31,    APRIL 30,     JULY 31,
                                             1995          1995          1996          1996          1996
                                          -----------   -----------   -----------   -----------   -----------

CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:
Net sales...............................  $    3,305    $    5,131    $    5,210    $    7,999    $    8,000
Cost of sales...........................       2,077         3,197         3,377         5,013         5,020
                                          -----------   -----------   -----------   -----------   -----------
Gross profit............................       1,228         1,934         1,833         2,986         2,980
Operating expenses:
  Design and production.................         215           230           275           325           336
  Selling and handling..................         668           980           874         1,336         1,712
  General and administrative............         411           487           510           634           714
                                          -----------   -----------   -----------   -----------   -----------
    Total operating expenses............       1,294         1,697         1,659         2,295         2,762
                                          -----------   -----------   -----------   -----------   -----------
Operating income (loss).................         (66)          237           174           691           218
Other income (expense):
  Factor commissions and interest
   expense, net of interest income......        (113)          (28)          (12)          (84)         (111)
  License and royalty income............         116            83           102           156            96
                                          -----------   -----------   -----------   -----------   -----------
    Total other income (expense)........           3            55            90            72           (15)
                                          -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes.......         (63)          292           264           763           203
Income taxes............................          --           (50)          (60)         (150)          (61)
                                          -----------   -----------   -----------   -----------   -----------
Net income (loss).......................  $      (63)   $      242    $      204    $      613    $      142
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
                                                                                                  FISCAL 1997
                                                        FISCAL 1996 QUARTER ENDED                   QUARTER
                                          -----------------------------------------------------      ENDED
                                           JULY 31,     OCTOBER 31,   JANUARY 31,    APRIL 30,     JULY 31,
                                             1995          1995          1996          1996          1996
                                          -----------   -----------   -----------   -----------   -----------
AS A PERCENTAGE OF NET SALES:
Net sales...............................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of sales...........................        62.8          62.3          64.8          62.7          62.8
                                          -----------   -----------   -----------   -----------   -----------
Gross profit............................        37.2          37.7          35.2          37.3          37.2
Operating expenses:
  Design and production.................         6.5           4.5           5.3           4.1           4.2
  Selling and handling..................        20.3          19.1          16.8          16.7          21.4
  General and administrative............        12.4           9.5           9.8           7.9           8.9
                                          -----------   -----------   -----------   -----------   -----------
    Total operating expenses............        39.2          33.1          31.9          28.7          34.5
                                          -----------   -----------   -----------   -----------   -----------
Operating income (loss).................        (2.0)          4.6           3.3           8.6           2.7
Other income (expense):
  Factor commissions and interest
   expense, net of interest income......        (3.4)         (0.5)         (0.2)         (1.1)         (1.4)
  License and royalty income............         3.5           1.6           2.0           2.0           1.2
                                          -----------   -----------   -----------   -----------   -----------
    Total other income (expense)........         0.1           1.1           1.8           0.9          (0.2)
                                          -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes.......        (1.9)          5.7           5.1           9.5           2.5
Income taxes............................          --          (1.0)         (1.2)         (1.9)         (0.7)
                                          -----------   -----------   -----------   -----------   -----------
Net income (loss).......................        (1.9)%         4.7%          3.9%          7.6%          1.8%
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary need for funds is to finance working capital. The Company's increased working capital requirements during the three years ended April 30, 1996 related to increasing accounts receivable and finished goods inventory levels associated with growth in sales volume. To date, working capital has been funded primarily by a combination of increased accounts payable, accounts receivable financing through a factor, the private sale of Preferred Stock, the public sale of Common Stock and borrowings under the Company's revolving bank line of credit.

    Net cash used in operating activities in the first quarter of fiscal 1997 was $3.0 million, resulting primarily from a $2.8 million increase in inventory consisting principally of merchandise for the fall season for shipment in the second quarter. Net cash used in operating activities in fiscal 1996 was $4.3 million, resulting primarily from an increase in accounts receivable of $3.0 million, an increase in inventory of $2.8 million and an increase in prepaid expenses and other current assets of $585,000.

    Net cash provided by financing activities in the first quarter of fiscal 1997 was $1.9 million, primarily from bank borrowings. In fiscal 1996, net cash provided by financing activities was $7.1 million, resulting primarily from the receipt of net proceeds of $8.4 million from the Company's initial public offering of Common Stock and the private sale of $1.0 million of Series B Preferred Stock, offset by a $2.3 million reduction in advances from the factor.

    The Company's capital expenditures in the first quarter of fiscal 1997 was approximately $1.1 million, primarily for in-store fixtures, warehouse improvements and embroidery equipment. Net cash used in investing activities was $1.3 million in fiscal 1996 and was substantially the result of an increased investment in furniture and fixtures of $655,000 and payments of $657,000 made to reacquire licenses and distribution rights.

    The Company incurred capital expenditures of $655,000, $119,000 and $67,000 in fiscal 1996, 1995 and 1994, respectively. In fiscal 1996, expenditures for capital assets included $284,000 for in-store fixtures, $116,000 for construction of a new trade show booth and other furniture and equipment purchases totaling $255,000. In fiscal 1995 and 1994, capital expenditures were primarily for the acquisition of office furniture and equipment for the Company's corporate headquarters. Capital expenditures of $1.7 million are planned for fiscal 1997, including investment in in-store fixturing and embroidery equipment of $450,000 and $950,000, respectively.

    The Company has a $7.0 million revolving line of credit with Bank of America NW, N.A. d/b/a Seafirst Bank ("Seafirst Bank") for international letters of credit, bankers' acceptances and working capital advances. Interest on borrowings is charged and payable monthly at Seafirst Bank's prime rate. The line of credit is collateralized by a security interest in the Company's inventory, accounts receivable, contract rights and general intangibles. The loan agreement contains certain restrictive covenants covering minimum working capital, tangible net worth and accounts receivable turnover, as well as a maximum debt-to-equity ratio. In addition, the amounts available to the Company under the Seafirst Bank line of credit are subject to certain limitations based on such items as the level of qualified accounts receivable and inventory. At July 31, 1996, letters of credit outstanding totaled $2.7 million and working capital advances totaled $2.1 million.

    Pursuant to an agreement (the "Factoring Agreement") with Republic Factors Corp. ("Republic"), Republic acts as the Company's sole factor in the United States for its accounts receivable. The Factoring Agreement provides that the Company can sell its qualified accounts receivable to Republic and Republic will pay the Company an amount equal to the gross amount of the Company's accounts receivable from customers reduced by certain offsets, including, among other things, discounts and returns and a .95% commission payable by the Company to Republic. An intercreditor agreement between Seafirst Bank and Republic prohibits the Company from taking advances under the Factoring Agreement. Subject to its credit review procedures, Republic also may decline to accept the credit risk on certain accounts receivable. The Factoring Agreement continues in force from year to year and may be terminated by Republic on any anniversary of its effective date (April 7) or by the Company at any time, provided that in each case the terminating party gives 60 days' prior written notice. In fiscal 1996, the Company increased its internal credit and accounts receivable management and staffing in preparation for decreasing its reliance on its factoring arrangements with Republic. In fiscal 1997, the Company expects to directly manage the accounts receivable credit and collection function associated with its sales to the golf, corporate and international distribution channels. The Company plans to use Republic's accounts receivable management exclusively for its sales to the specialty store channel. The Company believes that this change in its credit management practices will enable it to decrease its overall collection costs. The Company, however, has limited experience in managing credit and collection operations. Consequently, there can be no assurance that this change will ultimately benefit the Company's financial condition and results of operations.

    The Company believes that cash generated from operations, together with borrowings under its credit line, and the net proceeds from this offering will be sufficient to meet its working capital needs in fiscal 1997. However, the Company's capital needs will depend on many factors, including the Company's growth rate, the need to finance increased production and inventory levels, the success of the Company's various sales and marketing programs and various other factors. Depending upon its growth and working capital needs, the Company may require additional financing in the future through debt or equity offerings, which may or may not be available or may be dilutive. The Company continues to analyze its various financing alternatives. The Company's ability to obtain additional financing will depend on its operations, financial condition and business prospects, as well as conditions then prevailing in the relevant capital markets.

                                    BUSINESS

OVERVIEW

    The Company designs, sources and markets its distinctive Cutter & Buck brand sportswear and outerwear predominantly through golf pro shops and resorts, upscale men's specialty stores and corporate sales accounts. The Company has developed a colorful, innovative collection of sportswear apparel targeted to the affluent 30- to 55-year-old men's market, projecting an updated American traditional design evocative of a sporting lifestyle. The products' high-quality fabrics and detailing reinforce the premium image of the brand while the generous fit provides a feeling of comfort and versatility. Product marketing connected with sports and leisure activities, particularly golf, helps the Company create a positive lifestyle image that contributes to the brand's strong appeal for its target consumers. The Company benefits from the trend toward greater acceptance of relaxed standards of dress in the workplace that results in sportswear representing a growing portion of consumer wardrobes. Since its formation on January 5, 1990, the Company has achieved consistent annual sales increases, realizing net sales of $21.6 million and net income of $1.0 million in fiscal 1996, and net sales of $8.0 million and net income of $142,000 in the first quarter of fiscal 1997.

    The Company has intentionally selected golf pro shops as its primary channel of distribution, believing this to be an effective venue for reaching its target consumers. Most golf pro shops have welcomed quality apparel that is not broadly distributed elsewhere as an important offset to declining sales of golf equipment due to price competition from golf discounters. By providing training in merchandising Cutter & Buck products, the Company assists golf pro shops, which have generally not had experience in sophisticated apparel retailing. More than half of the Company's products sold to golf pro shops are embroidered with the name or logo of the club with which the pro shop is affiliated, which enhances the club's image due to the quality and uniqueness of the Cutter & Buck product and simultaneously builds Cutter & Buck's exclusive brand identity. The Company sells Cutter & Buck products to approximately 1,800 of the estimated 13,000 U.S. golf pro shops. The golf distribution channel accounted for approximately 53% of the Company's net sales in fiscal 1996, and the Company expects continuing growth of sales to this channel. The Company also distributes its products primarily through four other distribution channels: upscale men's specialty stores, corporate sales accounts, its European subsidiaries and other international distributors. The Company believes that its other distribution channels are synergistic with the golf distribution channel, since they have compatible merchandising and pricing practices, sell the same product line and create heightened awareness of the Cutter & Buck brand among the Company's target consumers, who tend to shop in more than one of these channels.

    The Company currently markets its products each year as two seasonal collections, spring and fall, presenting each collection in three or four groups of distinct, coordinated products available for delivery to customers during sequential time periods.

MARKET

    According to industry estimates, sales of men's apparel at retail was $46.0 billion in 1995. Within this market, the Company targets affluent men, age 30 to 55, who are sports-minded and want casual clothing that reflects an active lifestyle. The Company believes that these consumers also want comfortable, distinctively styled, high-quality apparel. The Company believes that, with an increase in the number of working women, men are purchasing more of their own clothing. Many of these men are busy professionals who prefer to spend their limited free time pursuing sports and recreational activities such as golf, rather than spending time shopping in traditional retail outlets, such as department stores and shopping malls. The Company believes these time-constrained consumers are inclined to purchase apparel relating to their sporting interests if available at a sport location such as a golf course. The Company believes the market for men's golf apparel is highly fragmented, with no single brand representing more than 10% of the market.

    Sportswear represents a growing portion of consumers' wardrobes as a result of a trend toward greater acceptance of relaxed standards of dress in the workplace. A recent independent survey indicated that one out of every four apparel dollars spent by white-collar male professionals in 1995 was for casual business attire. This segment of the market has grown faster than the overall men's apparel market in the past two years. Knit sport shirts as a category is also showing above-average sales growth, which the Company believes is in part attributable to this trend.

STRATEGY

    The Company's goals are to continue its rapid sales growth and to enhance its reputation as a leading, premium sportswear brand in the men's sportswear apparel market. The key elements of its strategy to realize these goals are:

    - QUALITY BRAND IDENTITY. Inherent to Cutter & Buck's brand identity are:
      (i) its signature design philosophy of creating bold, original garments in a broad range of fabrications (knits, wovens) and colors (complex prints, dyes) that project classic themes evocative of a sporting lifestyle and
      (ii) the use of extensive detailing and high-quality product construction. The Company is committed to creating innovative designs and maintaining quality standards from season to season.

    - GOLF PRO SHOP DISTRIBUTION CHANNEL. The Company's strategy is to link not only its product but also purchase occasions for its product to a sporting lifestyle. The Company has selected golf pro shops as its primary distribution channel since many of its target consumers frequent golf pro shops and resorts while engaging in golf as a recreational activity. The Company's focused distribution also includes selling its product line to the upscale men's specialty retail and corporate sales channels. The Company believes that these distribution channels are synergistic with the golf distribution channel and create heightened awareness of the Cutter & Buck brand among the Company's target consumers, who tend to shop in more than one of these channels.

    - COLLECTION MERCHANDISING. The Company works closely with golf pro shops, resorts and upscale men's specialty stores to merchandise its shirts, sweaters, sweatshirts, pants, shorts, caps and outerwear as a collection rather than as isolated categories. Consequently, the consumer is more likely to notice and respond to the Cutter & Buck sporting lifestyle theme. The Company has initiated a product fixturing program to create a Cutter & Buck display area within a store and facilitate merchandising the products as a collection, thereby separating them from competing products. These fixtures have been installed in 325 stores since the program's inception in fiscal 1996, and have, the Company believes, contributed to an increase in average order size in the golf and specialty store distribution channels.

    - EXPANSION. The Company plans to grow by increasing both the number of golf pro shop accounts it services and the average account order size. The Company's strategy to achieve these goals is to increase the size of its sales force working exclusively with the Company's product, expand its fixturing and advertising programs and maintain its product quality and innovative designs, which the Company believes will result in increased market penetration and heightened consumer awareness of the Cutter & Buck brand name. Based upon changed market opportunities and increased design, marketing and financial capabilities, the Company has made selective extensions of its product offerings, particularly outerwear, and in fiscal 1996, assumed direct control of its product distribution in Europe, which the Company anticipates will also contribute to the achievement of its growth objectives.

PRODUCTS

    Cutter & Buck is a lifestyle brand of outdoor-oriented, sports-inspired men's apparel. The Company's distinctive products use strong, clear colors, natural fiber textiles, rich detailing, innovative fabrications and trims and specialized printing and embroidery to achieve this identity. The Company merchandises its products as color- and design-coordinated collections comprising knit and woven sport shirts, pants, shorts, sweaters, sweatshirts, outerwear and caps. The Company expanded its product offerings to include outerwear by buying back its outerwear license in December 1995, effective May 1, 1996. The Company frequently uses golf and fly-fishing as sporting themes that evoke the Cutter & Buck lifestyle.

    Cutter & Buck's high-quality products use fine-gauge combed cotton or virgin wool yarns, unique trims, special fabric finishes and washes, and extra needlework. They are manufactured in factories selected for their resources and their ability to ensure quality in the production process. The products are generously sized, providing a feeling of comfort and versatility.

    The Company offers two collections a year, spring and fall, composed of FASHION and complementary CLASSIC products. FASHION products incorporate the latest innovations in color, fabric and styling and tend to remain in the line for only one season. The Company develops proprietary fabrications, artwork for its complex prints and distinctive trim components in cooperation with experienced sources worldwide.

    CLASSIC products are predominantly solid-color garments with multi-season appeal. The Company relies on the styling, detailing, coloration and quality of its fabrics to distinguish its CLASSIC products from competitive products. The Company generally prices its CLASSIC products at levels lower than its FASHION products, which permits its customers to offer Cutter & Buck products at a range of price points. Higher per-item volumes for CLASSIC products allow the Company to achieve production efficiencies and lower costs. CLASSIC products are sold throughout the year to all of the Company's distribution channels. Continuity of demand allows the Company to maintain consistent stock levels of CLASSIC products.

    The Company presents each season's collections to its customers in three or four groups of distinct, coordinated merchandise. These groups are available for delivery to customers during sequential time periods, typically from May to October for fall collections and from November to April for spring collections. Customer-initiated product reorders can often extend the delivery period for a season by up to three months. The product mix changes seasonally, including more sweater styles in fall collections and more short-sleeve shirts in spring collections. The Company's ability to offer merchandise collections is a strategic advantage over many of its competitors since its customers generally prefer to purchase compatible assortments rather than assembling coordinated merchandise from various brands that do not share common colors and themes.

    A substantial percentage of the Company's products that are shipped to the golf distribution channel are embroidered with golf club names or logos. In May 1996, the Company established an in-house embroidery operation to reduce costs, shorten delivery time and enhance quality control of its embroidered products. The Company's increasing volume of sales to the corporate sales channel also involves embroidery of the product with corporate logos, either performed by Cutter & Buck or arranged by its corporate customers. The Company believes its customers' strong interest in affiliating their identities with Cutter & Buck brand products affirms the desirability and distinctiveness of its merchandise.

DOMESTIC DISTRIBUTION AND SALES

    The Company's products are distributed in the United States predominantly through three channels: golf pro shops and resorts, upscale men's specialty stores and corporate sales accounts. Each of these channels uses CLASSIC and FASHION products from the Company's seasonal collections. The Company believes that these channels are synergistic, since they have compatible merchandising and pricing practices, sell the same product line and create heightened awareness of the Cutter & Buck brand among the Company's target consumers, who tend to shop in more than one of these channels. For example, many of the Company's corporate sales leads have come through corporate executives who have purchased the Company's products at golf pro shops and resorts.

    The Company sells to golf pro shops and resorts through a commissioned sales force. As of the end of the first quarter of fiscal 1997, the Company's sales force for this channel was composed of 26 sales representatives (14 of whom are independent and 12 of whom are Company-employed) and three regional managers. These representatives present the Company's collections to the Company's customers with the aid of full sample lines and pictorial line sheets, which offer critical information needed by the customer. These presentations are made at the twice-yearly PGA Merchandise Show, at regional trade shows and at the customer's shop or resort. The Company's three regional sales managers collectively cover the entire United States and report to the Company's Vice President of Sales.

    The Company employs seven additional sales representatives, who sell to upscale men's specialty stores. These representatives present the Company's collections each season at national and regional trade shows and at the customers' stores. They sell both FASHION and CLASSIC products using the same line sheets as the golf pro shop and resort representatives. These specialty store representatives also report to the Company's Vice President of Sales.

    The Company also sells its merchandise to major corporations using 11 independent, multi-line sales representatives, whose efforts are coordinated by a manager employed by the Company. The seven specialty store sales representatives also sell to the corporate channel. CLASSIC products and in-stock FASHION products are sold to corporate customers, since these customers typically demand immediate delivery. The products are used for corporate golf events, stores, catalogs and recognition programs. Nearly all these products include embroidery with the corporate logo, which is either performed by the Company or arranged by its corporate customers. Corporate customers purchase products for female as well as male employees. The Company manages its corporate sales through a Corporate Sales Manager, who reports to the Company's Vice President of Sales.

    Each sales representative is responsible for serving targeted accounts in a specific geographical territory through merchandise consultation and training, and for meeting specific account growth and average-order-size goals set by management. They are also responsible for implementing the Company's recently instituted merchandise fixturing program with all suitable golf pro shops, resorts and specialty stores. Sales representatives employed by the Company receive a base salary, sales commissions and benefits. Because the Company believes that its Company-employed sales representatives generate higher productivity than independent sales representatives, the Company intends to continue to increase the percentage of its sales representatives who are Company-employed.

    The Company's customer service department consists of a manager and nine employees who support the Company's sales representatives by taking order and reorder information from the sales representatives or directly from the customer.

    At the end of its fall and spring seasons, the Company has unsold FASHION inventory as a consequence of making inventory available to satisfy anticipated customer demand across a broad range of styles. The Company historically has been able to sell this inventory approximately at cost through sales to off-price retail accounts in subsequent seasons, but recent consolidation among these retailers has restricted the Company's access to this channel. The Company believes its expanded market penetration in the golf and corporate distribution channels presents an opportunity to sell prior season FASHION merchandise through its sales force to these channels on more favorable terms than can be realized in the off-price retail channel.

MARKETING

    The Company's marketing goal is to build a strong brand name and image with both its customers and the end consumer, specifically targeting the 30- to 55-year-old affluent male consumer. The Company expects to build strength in its brand name through the use of sporting theme associations favored by its target market, lifestyle merchandising and in-store marketing techniques, endorsements and advertising.

    The Company portrays its brand image of an American sporting lifestyle by creating seasonal merchandise collections that are theme- and color-related. Themes commonly used by the Company are the sports of golf and fly-fishing, which reinforce the Company's high-quality, exclusive image. The Company believes that, by featuring these sports, its products will appeal not only to participants, but also to those who aspire to this relaxed lifestyle.

    These lifestyle merchandise presentations are sold and shipped to customers in collection groups in order to reinforce the overall conceptual strength of the product offerings. The Company's distinctive in-store fixturing program showcases these collections and enhances its brand image at the point of sale. The fixtures, which are identified with the Cutter & Buck trademark logo, are designed to display assorted elements of the Company's collections and allow the consumer to easily assemble and purchase coordinated outfits of shirts, pants, shorts, sweaters, sweatshirts and outerwear. The Company also offers display mannequins, logo signage and antique sporting props in order to complement the fixturing and create an environment that enhances the Cutter & Buck brand image.

    The Company's sales representatives are available to assist customers in merchandising the Company's product lines. This is particularly important at golf pro shops, where the customers have generally not had experience in sophisticated apparel merchandising and selling techniques. The Company's representatives also organize and participate in sales contests, special event mailings and fashion shows with their customers.

    The Company is committed to responding flexibly to the special needs of pro shops, tournament organizers and corporate customers who order the Company's products. The Company has developed an in-house embroidery operation and also works with independent embroiderers to service the needs of golf pro shops and resorts, which generally prefer that the products they order be pre-embroidered with the name or logo of the golf club or resort. This customized embroidery creates exclusiveness that reinforces the prestige of the Cutter & Buck brand and simultaneously enhances the customer's image through the quality and uniqueness of the Cutter & Buck product. Virtually all of the Company's products sold through the corporate sales channel are sold with a corporate logo, which similarly enhances both the Cutter & Buck brand and the corporation's image. The placement of the Cutter & Buck embroidered logo on the left sleeve or at the top center back of its knit shirts allows the Company to accommodate more easily the desire of pro shops, tournaments and corporations to have their name or logo placed on the shirt's left chest.

    Cutter & Buck supplies its apparel to a number of promising professional golfers on the PGA tour, the Nike tour and other tours. It is expected that these professional athletes will influence the golf apparel preferences of pro shop customers and consumers. The Cutter & Buck logo is positioned prominently on the Company's shirts and sweaters worn by these golfers, making it visible to those watching tournament play, either on site or on television. Beyond the cost of making its apparel available to professional golfers, the Company has not spent, and does not expect to spend, significant marketing funds on professional endorsement contracts due to the high cost and risks of associating the Cutter & Buck brand with the performance of only a few top-ranked golfers.

    The Company believes that it can accelerate brand recognition through increased expenditures of targeted magazine advertising and point-of-sale promotions to create consumer demand for its products. Consistent with its expansion strategy, the Company advertises in national and regional trade magazines and produces photographic renditions of its new product lines for national distribution to its existing customers to expand their awareness of the Company's product lines. The Company also produces a catalog of its CLASSIC products to be shipped to its customers for in-stock reordering purposes. In addition, the Company has initiated an Internet home page on the World Wide Web, where it provides information about and pictures of its products and responds to inquiries about the Company and its products.

LICENSING AND INTERNATIONAL DISTRIBUTION

    Cutter & Buck is emerging as a desirable consumer brand for specialty markets for products in addition to sportswear and outerwear, and in foreign countries. As a result, the Company has been able to enter into license agreements that broaden the product line and introduce its fashions internationally, without making a significant capital commitment. License and royalty income from such agreements was approximately $457,000 in fiscal 1996 and approximately $497,000 in fiscal 1995. The reduction in royalty income reflects the Company's shift toward direct international sales and exclusive distribution relationships and away from licensing relationships. In particular, the decline in license and royalty income in fiscal 1996 was primarily attributable to the Company's decision to discontinue its relationship with its licensee for Central and South America. In fiscal 1994, the Company had approximately $285,000 of license and royalty income. The Company currently has licensing agreements covering collections for the big- and tall-size market, luggage and hosiery.

    The Company works closely with each licensee on concept and color so that the licensed products complement the Company's apparel offerings as part of the overall lifestyle collection. The Company retains final approval over design and quality of each licensed product. In addition to the product licensees, the Company also has licensees that have contracted for the right to manufacture and market Cutter & Buck designs in specified international markets, including Japan, Hong Kong, China and Canada. Cutter & Buck license agreements generally provide for three-year terms and provide for royalties as a percentage of sales. Most agreements contain annual royalty minimums, and all agreements give Cutter & Buck final control over product design and quality. These licensing arrangements enable the Company to increase the number and geographic distribution of products bearing the Cutter & Buck name, thereby expanding the image and brand awareness of Cutter & Buck.

    In addition, Cutter & Buck has agreements with international distributors in Australia, Greece, Lebanon, Singapore, Malaysia and Indonesia. These distributors buy the Company's products at reduced cost for resale in their respective markets. The products offered for distribution in these territories are identical to the products offered in the United States, and these distributors often use the Company's marketing technique of offering the products in collections, as identified on pictorial line sheets. The Company's relationships with its distributors are managed by an International Merchandise Manager, who reports to the Company's President.

    The Company has subsidiaries in the United Kingdom and the Netherlands for the purpose of marketing and selling its products in Europe. In fiscal 1996, the Company repurchased the rights to distribute its products in the United Kingdom from Re-Ward Limited. The Company believes that it can better manage its expansion plans in the European Union through direct control and distribution of its products rather than through third-party distributors.

PRODUCT DEVELOPMENT AND SOURCING

    The Company's concept of updated traditional sportswear and outerwear is an established category within the apparel field, relying upon historical American design sensibilities. Changes of color, fabric and body shapes in this category are not rapid, thereby allowing the Company's product development team to evolve, rather than re-invent, the product each season. This provides stability in the design environment and consistency in the Company's conceptual offerings to its customers. The Company's product development team comprises Mr. Jones, President and Chief Executive Officer; Jim C. McGehee, Vice President of Sales; Patricia A. Nugent, Vice President of Merchandise and Design; Julie Snow, International Merchandise Manager; Pamela Robinson, Senior Designer; Mr. Rodolfo, design consultant; and the Company's design staff, all of whom have significant product development and brand building experience for each seasonal collection (spring and fall). The team's purpose is to determine product strategy, color and fabric selection and assortment of styles, which is accomplished through a series of meetings which occur over a three- to four-month period. The team's first meeting for each season includes a review of overall trends in the market, the Company's sales experience from the same season of the previous year and other ideas relevant to color, fabric and pattern. Subsequent meetings are focused on specific color, textile and style choices within the framework of a desired seasonal assortment. These meetings culminate in orders for sample production. Because of the length of its production and sales cycles, the Company generally strives to complete the design process and place orders for product samples at least 10 to 15 months prior to delivering product to its customers. Effective management and timely fulfillment of the Company's anticipated product development and production schedule are important to each season's success. Deviations from the schedule can result in delays in product delivery and in the manufacture of products that do not meet the Company's normal quality standards, and may lead to increased levels of closeout and liquidation sales, which have an adverse effect on the Company's profitability. These deviations have occurred from time to time in the past, and there can be no assurance that they will not occur in the future.

    The design staff is responsible for generating an innovative group of products for the Company's two seasonal collections. The design staff uses a computer-aided design system to create products and to translate those designs into sample prototype depictions. The designers also use the Company's growing product and fabric libraries, especially when designing FASHION products. During the design process the Company's manufacturing sources develop new seasonal textiles in association with the design team. This enables the Company to source a wide variety of textile and printed artwork designs, many of which the Company acquires for its exclusive use. The Company's working partnerships with its key suppliers have enhanced its ability to develop distinctive and innovative apparel.

    The Company makes a final determination concerning pricing and the composition of the seasonal lines upon receipt of samples, which is approximately four months after sample orders are placed. The Company's sales representatives use the samples to market the new season's products to Company customers. The Company then places production orders, which usually require four months to fill, taking into account market feedback to adjust order quantities for deliveries later in the season. To enhance consistency, quality and on-time delivery of its products, the Company works with a select group of high-quality, reliable domestic and foreign manufacturers who are knowledgeable and experienced in the intricate design and manufacturing processes required to produce the Company's products. Using these independent manufacturers allows the Company to maximize production flexibility while avoiding significant capital expenditures, work-in-process inventory buildups and the costs of managing a large production work force. Currently, the Company's production is sourced through an agent in Thailand, two agents in Hong Kong coordinating Chinese suppliers, an agent managing other Asian sources of supply and direct factory relationships in Asia and California.

    In May 1996, the Company established an in-house embroidery operation in order to reduce costs, shorten delivery time and enhance quality control of its embroidered products. The Company believes that this will significantly reduce the Company's reliance on independent embroiderers to customize its products. The Company currently contracts with approximately five independent domestic embroiderers during peak embroidery production and shipping periods. The Company believes its in-house embroidery manufacturing operation will be capable of handling approximately 50% of the embroidered logo requirements of its golf pro shop and corporate customers in fiscal 1997. The Company is realizing embroidery production cost savings from its in-house embroidery activities.

    The Company does not have formal long-term contracts with any of its suppliers or agents. Although to date the Company has experienced only limited difficulty in satisfying its production requirements using this outsourcing strategy, the loss of any of the Company's suppliers or agents could have a significant adverse effect on the Company's immediate operating results. Approximately 45% of the Company's knit shirt production is currently managed by its agent in Thailand. The Company has on occasion experienced significant production delays attributable to its suppliers, and there can be no assurance that such delays will not occur in the future.

    The Company's production department oversees its sourcing arrangements. The production department is responsible for on-time delivery of the Company's products and negotiating costs consistent with the Company's desired profit margins on each style. Department personnel inspect and critique prototypes of each item prior to the commencement of actual production in order to maintain the Company's high-quality standards. Where feasible, the production department obtains a commitment from the sourcing manufacturer to dedicate a production line to manufacture the Company's products from season to season. Production department personnel travel to factories to conduct inspections of the manufacturer prior to shipment of finished product. They also monitor tariff and quota-related developments, where appropriate.

INFORMATION SYSTEM, INVENTORY MANAGEMENT AND WAREHOUSING

    In addition to the computer-aided design system used by its product development team, the Company has a fully integrated, real-time management information system that is specifically designed for the apparel industry. The system includes important features such as manufacturing resource requirements planning, production scheduling, detailed product tracking, standard costs system planning and control, and detailed perpetual inventory systems. As original purchases are tracked through various factory production phases by the Company's production personnel, sales are tracked by the Company's Vice President of Merchandise and Design in order to compare purchases against availability, thereby allowing the Company to react quickly to changes and trends. Available quantities of every style offered are sent to all salespeople weekly. Customer service personnel receive this information daily and have access to real-time inventory availability.

    This comprehensive information system serves users in every operating area of the Company, and can be accessed by personal computers to create costing models, specification sheets and embroidery layout sheets. The manufacturing module integrates with the general ledger accounting and financial module. The Company's information system also provides detailed product gross margin information that assists the Company in managing product profitability. The system runs on a UNIX platform with IBM's RISC 6000 hardware, which allows for the fast processing of critical information, and has the capability of serving a much greater number of users as the Company grows. To fully utilize the system, the Company employs an MIS manager, who has prior experience with this management information system at a larger apparel company.

    In May 1996, the Company commenced its own warehouse operations in a newly leased 45,720 square-foot facility in Seattle, Washington, and hired an additional 20 persons to conduct its warehouse operations.

ORDER BOOKING CYCLE AND BACKLOG

    The Company receives its orders for a season over a 10-month period beginning when samples are first shown to customers and continuing into the season. The Company must schedule production in advance of order placement. The Company maintains CLASSIC products in stock to enable it to quickly fill orders for these products.

    The Company begins to take orders for its fall collection in January for delivery between May and October and for its spring collection in July for delivery between November and April. The Company's domestic backlog, which consists of open, unfilled customer orders from the golf and specialty stores distribution channels, was $11.8 million as of September 25, 1996. Because of the Company's history of accepting order cancellations in certain circumstances, and a lack of contractual provisions prohibiting such cancellations, the Company typically does not expect to ship all of its backlog.

COMPETITION

    The men's sportswear segment of the apparel industry is highly competitive. The Company encounters substantial competition in its primary distribution channel, golf pro shops, from Ashworth, Izod Club and Polo/Ralph Lauren. Apparel companies recently entering the golf distribution channel, such as Tommy Hilfiger, will further increase the level of competition in that channel. Most of the Company's competitors are significantly larger and more diversified than the Company and have substantially greater resources available for developing and marketing their products. Some of the Company's competitors primarily target either a younger or older consumer than the Company. To maintain its growth rate, the Company will need to increase its market share at the expense of existing competitors and other established apparel manufacturers choosing to enter the market. There can be no assurance, however, that the Company will be successful in increasing its market share.

    Management believes that the Company's ability to compete effectively is not based primarily on price, but on brand image, product differentiation, product quality and production flexibility. The

Company's products are also differentiated from a number of others in the industry by their updated traditional American appearance and imaginative use of color and trims. In addition, the Company believes that its products are of a higher quality than those of many of its competitors.

TRADEMARKS

    "CUTTER & BUCK" and the Cutter & Buck pennant logo are trademarks of the Company and are registered for use on apparel and other products in Argentina, Australia, the Bahamas, Benelux, Canada, Denmark, the Dominican Republic, France, Germany, Hong Kong, the Netherlands Antilles, Norway, Paraguay, the United Kingdom, the United States and Uruguay. The Company also has applied for registration in a number of other countries. The Company's name and logo are regarded as valuable assets and critical to marketing its products. Leading brands in the apparel industry have historically been subject to competition from imitators that infringe the trademarks and trade dress of the brand. While the Company to date has not been aware of a high level of imitation of the Cutter & Buck brand, there can be no assurance that its business will not suffer from such imitation in the future.

EMPLOYEES

    As of July 31, 1996, the Company had 149 full-time and five part-time employees, of whom 23 were primarily engaged in administration, 31 in sales, 82 in warehousing and embroidery, seven in production, five in design and six in the operation of the Company's outlet store. None of the Company's employees is a member of a union. The Company considers its relations with its employees to be excellent.

PROPERTIES

    The Company leases its principal executive offices, which are located in Seattle, Washington, under a lease that covers 11,518 square feet and expires in October 1999. The Company also leases for its warehouse and embroidery operation approximately 45,720 square feet of space in Seattle, Washington, under a lease that expires in April 2001. The Company's lease of its outlet store space in Lake Oswego, Oregon, a suburb of Portland, covers 2,925 square feet and expired in August 1996. The Company has initiated discussions with its landlord regarding renewal of this lease and continues to lease the space on a month-to-month basis. The Company leases additional office space and uses contract warehouse facilities for its European distribution. The Company also leases a small apartment in New York, New York that functions as a sales showroom.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

NAME                                     AGE     POSITION
------------------------------------     ---     ----------------------------------------------------
Harvey N. Jones (1)                          46  President, Chief Executive Officer and Director
Martin J. Marks                              47  Senior Vice President, Chief Operating Officer,
                                                  Treasurer and Secretary
Jim C. McGehee                               46  Vice President of Sales
Patricia A. Nugent                           42  Vice President of Merchandise and Design
Jon P. Runkel                                39  Vice President of Production
Geoffrey N. Cornish                          41  Vice President -- Europe
Neil D. Johnson                              40  Controller
Michael S. Brownfield (1)                    56  Director
Frances M. Conley (1)(2)(3)                  53  Director
Larry C. Mounger (2)(3)                      59  Director
Joey Rodolfo                                 44  Director
James B. Slayden (2)(3)                      71  Director

------------------------
(1) Member of the Nominating Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

    Mr. Jones, a co-founder of the Company, has been President, Chief Executive Officer and a director of the Company since its inception in January 1990.

    Mr. Marks, Senior Vice President, Chief Operating Officer, Treasurer and Secretary of the Company, joined the Company as Chief Financial Officer in January 1991. From March 1988 to November 1990, he was the Chief Financial Officer of E-Machines, Inc., a developer and manufacturer of high-resolution display systems for the Macintosh computer. Mr. Marks has a bachelor's degree in business administration from Portland State University and is a certified public accountant.

    Mr. McGehee, Vice President of Sales of the Company, joined the Company in February 1990. Mr. McGehee has a bachelor's degree in business (marketing) from Auburn University.

    Ms. Nugent, Vice President of Merchandise and Design of the Company, joined the Company in December 1993 and served as Vice President of Production from April 1994 to May 1995. From 1983 to 1993, she was a private consultant to various clothing and textile firms, including Demetre Inc., a sweater company, and Roffe Inc., a skiwear company. Ms. Nugent has a bachelor's degree in clothing and textile design from the University of Washington and a design certificate from the Modeschule der StadtWien in Vienna, Austria.

    Mr. Runkel, Vice President of Production of the Company, joined the Company in April 1995 and served as Operations Manager from April 1995 to June 1995. From October 1994 to April 1995, he was a production manager of Organik Technologies, Inc., an apparel manufacturer, producing contract work for such names as Patagonia, Eddie Bauer, Timberland and Jantzen, and from March 1993 to September 1994, he was a consultant on operations/production for Susan Barry Designs, a women's "bridge" line, consulting in such areas as distribution, sample making, contract management, finance and sales. Prior to that, he was a private manufacturer and consultant to the apparel industry.

    Mr. Cornish, Vice President -- Europe of the Company, joined the Company in March 1996. From March 1994 to March 1996, he was a Managing Director for Ashworth Europe B.V., a European subsidiary of Ashworth, a golf and sportswear apparel manufacturer. From December 1992 to March 1994, he was International Sales and Marketing Director for Bad Boys B.V., a textile marketing company. From February 1992 to October 1992, he was the European Marketing Director for AVIA International, a sports footwear and active wear company. From 1982 to 1992, he was General Manager of Neil Pryde Ltd., a Hong Kong-based sporting goods and textiles manufacturer. Mr. Cornish has a bachelors degree in business administration from the University of Kent, England.

    Mr. Johnson has been Controller of the Company since December 1994. From 1987 to 1994, he was Controller of Union Bay Clothing Company. Mr. Johnson has a bachelor's degree in business administration (accounting) from the University of Washington and is a certified public accountant.

    Mr. Brownfield has been a director of the Company since May 1995. He is a private investor and has a bachelor's degree in chemistry from the University of Oregon. Mr. Brownfield is the Chairman of Accurate Molded Plastics, a private manufacturer of tooling and injection-molded plastics, and also serves on the boards of directors of Heartsmart, Inc., a private biomedical company, Northwest Cascade, Inc., a private construction company, Kitsap Entertainment Corporation, a private restaurant franchisee, Kam-Ko Bio-Pharm Trading Co., Ltd. -- Australasia, a private biomedical company, Pantheon, Inc., a private software integration company, and Global Tel Resources, Inc., a private telecommunications company.

    Ms. Conley has been a director of the Company since July 1990. Since 1982, she has been a shareholder, director and principal of Roanoke Capital, Ltd. ("Roanoke Capital"), the general partner of Roanoke Investors' Limited Partnership ("Roanoke"), a venture capital limited partnership. She has a bachelor's degree in music from Emmanuel College and a master's degree in business administration from the Harvard Graduate School of Business Administration. Ms. Conley serves on the boards of directors of Edmark Corporation, a publicly held educational software developer, and Data I/O Corporation, an electronics manufacturing company.

    Mr. Mounger has been a director of the Company since July 1990. From January 1993 to October 1995, he served as President, Chief Executive Officer and a director of Sun Sportswear, Inc., a publicly held garment screenprinter. From June 1963 to January 1993, he held numerous positions, most recently President, Chairman and Chief Executive Officer, at Pacific Trail, Inc., an outerwear manufacturer. He has a bachelor's degree in business administration and a juris doctor degree from the University of Washington. Mr. Mounger serves on the boards of directors of Sun Sportswear, Inc., Advanced Research Management, a clinical research management company, and Prepak, a distributor of emergency-preparedness packs.

    Mr. Rodolfo, a co-founder of the Company, has been a director of the Company since its inception in January 1990. Mr. Rodolfo was Senior Vice President and Secretary of the Company from its inception until May 1995. He is currently an independent consultant on design matters, working exclusively for the Company. In 1986, he co-founded JGH, where he worked until 1989. From May 1984 to October 1986, he served as Senior Design Director of the Young Men's Division of Union Bay Clothing Company.

    Mr. Slayden has been a director of the Company since July 1990. He has been retired since 1985. Prior to that time, he held numerous executive positions with J. W. Robinson, Marshall Field & Co., Bullocks and The May Company. He has a bachelor's degree in business administration from the University of Washington and a master's degree in business administration from the University of Southern California.

    Directors hold office until the next annual meeting of shareholders of the Company or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

BOARD COMMITTEES

    The Board of Directors maintains an Audit Committee, a Compensation Committee and a Nominating Committee. These committees do not have formal meeting schedules, but are required to meet at least once each year. During fiscal 1996, there were six meetings of the Board of Directors, and one meeting each of the Audit Committee, the Compensation Committee and the Nominating Committee.

    Current members of the Audit Committee are Ms. Conley, Chair, and Messrs. Mounger and Slayden. The Audit Committee is responsible for recommending the Company's independent auditors and reviewing the scope, costs and results of the audit engagement.

    Current members of the Compensation Committee are Mr. Mounger, Chair, Ms. Conley and Mr. Slayden. The Compensation Committee is responsible for determining the overall compensation levels of the Company's executive officers and administering the Company's stock option plans.

    Current members of the Nominating Committee are Mr. Brownfield, Chair, Ms. Conley and Mr. Jones. The Nominating Committee is primarily responsible for recommending director nominees to the Company's Board of Directors. The Nominating Committee will consider recommendations by shareholders for vacancies on the Board, which recommendations may be submitted to the Company's Secretary.

DIRECTOR COMPENSATION

    The Company currently pays $350 per Board meeting attended to each director who is not an officer or employee of the Company or an affiliate of a venture capital firm with an interest in the Company. Directors are not currently paid any additional compensation for attending Committee meetings. All directors are entitled to reimbursement for expenses incurred in traveling to and from Board meetings. In each of the last four years, Messrs. Mounger and Slayden have each been granted an option under the 1991 Plan to purchase 2,312 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. See "-- Benefit Plans -- 1991 Plan." In addition, pursuant to the 1995 Director Plan, directors who are not officers, employees or independent consultants of the Company are eligible to receive annual option grants to purchase 2,312 shares of Common Stock at the fair market value of the Common Stock on the date of grant. In fiscal 1996, Messrs. Brownfield, Mounger and Slayden and Ms. Conley each were granted options to purchase 2,312 shares of Common Stock pursuant to the 1995 Director Plan. See "-- Benefit Plans -- 1995 Director Plan." In addition, in October 1995, Messrs. Mounger and Slayden each were granted one-time awards of $5,000 as compensation for services provided to the Company.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth certain information concerning compensation earned by the Company's President and Chief Executive Officer and the other officers of the Company who earned salary and bonus of at least $100,000 (the "Named Executive Officers") for services rendered to the Company in all capacities during fiscal 1996:

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                                                        -------------
                                                                ANNUAL COMPENSATION      SECURITIES       ALL OTHER
                                                   FISCAL    -------------------------   UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION                         YEAR     SALARY ($)   BONUS ($)(1)   OPTIONS (#)       ($)(2)
------------------------------------------------  ---------  -----------  ------------  -------------  ---------------
Harvey N. Jones                                        1996  $   120,000       --            30,000       $     552
 President and Chief Executive Officer                 1995  $   117,000       --            46,253       $     552
Martin J. Marks                                        1996  $   110,000       --            25,000       $     552
 Senior Vice President, Chief Operating Officer,       1995  $   105,000       --            69,380       $     488
 Treasurer and Secretary
Jim C. McGehee                                         1996  $   110,000   $   20,774        15,000       $     552
 Vice President of Sales                               1995  $   107,667   $   36,361        30,064       $     539

------------------------
(1) Bonus amounts received by Mr. McGehee represent sales commissions.

(2) Represents term life insurance premiums.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth certain information as of April 30, 1996 concerning stock options granted to the Named Executive Officers for the fiscal year then ended. The hypothetical gains or "option spreads" that would exist for the respective options are set forth in accordance with the rules of the Securities and Exchange Commission (the "Commission"). These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term.

                          OPTION GRANTS IN FISCAL 1996

                                                       INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                                   ----------------------------------------------------------  VALUE AT ASSUMED ANNUAL
                                                          PERCENT OF                             RATES OF STOCK PRICE
                                        NUMBER OF       TOTAL OPTIONS                          APPRECIATION FOR OPTION
                                       SECURITIES         GRANTED TO    EXERCISE                       TERM (2)
                                   UNDERLYING OPTIONS    EMPLOYEES IN     PRICE    EXPIRATION  ------------------------
NAME                                 GRANTED (#)(1)      FISCAL YEAR     ($/SH)       DATE       5% ($)       10% ($)
---------------------------------  -------------------  --------------  ---------  ----------  -----------  -----------
Harvey N. Jones                          30,000              21%           $10.75     3/12/06  $   202,800  $   513,900
Martin J. Marks                          25,000              17%           $10.75     3/12/06  $   169,000  $   428,250
Jim C. McGehee                           15,000              10%           $10.75     3/12/06  $   101,400  $   256,950

------------------------
(1) Represents nonqualified stock options granted under the 1995 Plan. The option exercise price is equal to the fair market value of the underlying Common Stock on the date of grant. To the extent not already vested, the options generally become fully vested and exercisable upon a change in control of the Company. The options have 10-year terms. See "-- Benefit Plans -- 1995 Plan."

(2) The actual value realized may be greater or less than the potential realizable values set forth in the table.

FISCAL 1996 YEAR-END OPTION VALUES

    The following table sets forth certain information as of April 30, 1996 regarding options held by each of the Named Executive Officers. None of the Named Executive Officers exercised any options during the fiscal year ended April 30, 1996.

                    AGGREGATED FISCAL YEAR-END OPTION VALUES

                                   NUMBER OF SECURITIES
                                  UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                    OPTIONS AT FISCAL         IN-THE- MONEY OPTIONS
                                       YEAR-END (#)         AT FISCAL YEAR-END ($)(1)
                                --------------------------  --------------------------
NAME                            EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
------------------------------  -----------  -------------  -----------  -------------
Harvey N. Jones                     23,126        53,126    $   227,560   $   265,070
Martin J. Marks                     48,566        59,690    $   477,890   $   372,600
Jim C. McGehee                      21,970        30,032    $   216,185   $   166,665

------------------------
(1) Based on the closing price of the Company's Common Stock as quoted on the Nasdaq National Market on April 30, 1996 ($12.00), less the exercise price. The actual value realized may be greater or less than the potential realizable values set forth in the table.

BENEFIT PLANS

    1991 PLAN. The 1991 Plan was adopted by the Company's Board of Directors on June 28, 1991. As of April 30, 1996, there were outstanding options under the 1991 Plan to purchase an aggregate of 252,074 shares of Common Stock at an exercise price of $2.16 per share and 18,500 options to purchase shares of Common Stock at an exercise price of $4.74 per share. Of the outstanding options to purchase an aggregate of 270,574 shares under the 1991 Plan, options to purchase 217,377 shares are exercisable within 60 days of September 25, 1996. The Board of Directors has determined that no further grants will be made under the 1991 Plan.

    1995 PLAN. The 1995 Plan was adopted by the Company's Board of Directors on June 27, 1995 and was approved by the Company's shareholders on July 20, 1995. The Company has reserved 208,140 shares of Common Stock for issuance under the 1995 Plan. The 1995 Plan permits the granting of incentive stock options ("ISOs") or nonqualified stock options at the discretion of the Compensation Committee, which administers the 1995 Plan. While serving on the Compensation Committee, members are not eligible to receive any options under the 1995 Plan. Subject to the terms of the 1995 Plan, the Compensation Committee determines the terms and conditions of options granted, including the exercise price. The exercise price for stock options granted may not be less than the fair market value per share of Common Stock on the date of grant and each ISO must expire within 10 years from the date of grant. If, however, ISOs are granted to persons owning more than 10% of the Company's voting stock, the term of such ISOs may not exceed five years and the exercise price must not be less than 110% of the fair market value per share of Common Stock on the date of grant. At the discretion of the Compensation Committee, options may be exercised by (i) delivery to the Company of already owned Common Stock having a value equal to the exercise price or (ii) delivery of an irrevocable order to the optionee's broker to sell the underlying Common Stock and deliver to the Company a portion of the sale proceeds equal to the exercise price. Unless otherwise provided by the Compensation Committee, the 1995 Plan provides that options are to vest 20%, 40%, 60%, 80% and 100% on the first, second, third, fourth and fifth anniversaries of the date of grant, respectively. To the extent not already exercisable, the options generally become exercisable upon certain changes in control of the Company pursuant to the terms of the 1995 Plan. As of the date of this Prospectus, options to purchase 127,500 shares of Common Stock have been granted under the 1995 Plan.

    STOCK PURCHASE PLAN. The Stock Purchase Plan was adopted by the Company's Board of Directors on October 25, 1995 and approved by the Company's shareholders on December 1, 1995. The Stock Purchase Plan covers 250,000 shares of Common Stock and consists of consecutive six-month offerings, until the earlier of December 31, 2000 and the date when the shares of Common Stock authorized to be delivered upon exercise of options granted under the Stock Purchase Plan have been delivered. The first offering under the Stock Purchase Plan commenced on January 1, 1996 and ended on June 30, 1996. Subsequent offering periods commence on each July 1 and January 1. With certain exceptions, all employees, excluding executive officers, who have been employed by the Company or one of its participating subsidiaries for at least six months are eligible to participate in the Stock Purchase Plan. As of September 25, 1996, approximately 38 employees are eligible to participate. The price at which an employee may purchase Common Stock is 85% of the closing bid for the Common Stock as reported by the Nasdaq National Market on the day the offering commences or on the day the offering terminates, whichever is lower. An employee may elect to have up to 10% of his or her base pay withheld for the purpose of purchasing stock under the Stock Purchase Plan. Unless the participant elects to withdraw from the offering, each participant who continues to be employed by the Company on the date the offering terminates is deemed to have purchased on such date the number of shares (subject to the maximum number covered by his or her option) as may be purchased with the amount of his or her payroll deductions at the offering price. The Board of Directors of the Company may at any time terminate or amend the Stock Purchase Plan. Except as provided below, no such termination or amendment may change any previously granted rights which would adversely affect the rights of any participant. The Stock Purchase Plan is administered by the Compensation Committee, which is authorized to make rules and regulations for the administration and interpretation of the Stock Purchase Plan. As of the date of this Prospectus, 1,526 shares of Common Stock have been granted pursuant to the Stock Purchase Plan.

    1995 DIRECTOR PLAN. The 1995 Director Plan was adopted by the Company's Board of Directors on June 27, 1995 and approved by the Company's shareholders on July 20, 1995. The Company has reserved 46,253 shares of Common Stock for issuance under the 1995 Director Plan. Pursuant to the 1995 Director Plan, each nonemployee director of the Company is granted an option to purchase 2,312 shares of Common Stock immediately following each annual meeting of shareholders of the Company. The exercise price of options granted under the 1995 Director Plan is equal to the fair market value per share of Common Stock on the date of grant. Options granted under the 1995 Director Plan are exercisable beginning six months after the date of grant for a 10-year period from the date of grant. As of the date of this Prospectus, options to purchase 18,496 shares of Common Stock have been granted under the 1995 Director Plan.

                              CERTAIN TRANSACTIONS

    In May 1990, Mr. Rodolfo executed a promissory note in favor of the Company evidencing a loan in the original principal amount of $50,020 with interest at prime (9% at April 30, 1995) in connection with his purchase of Common Stock. The loan is secured by the pledge of 23,126 shares of Common Stock owned by Mr. Rodolfo and is payable on demand. The maximum amount of indebtedness, including accrued interest, outstanding under the loan during fiscal 1996 was $68,175.

    In April 1995, Mr. Rodolfo resigned as the Company's Senior Vice President and Secretary and entered into a Consulting Agreement with the Company. Under the Consulting Agreement, the Company has retained Mr. Rodolfo as a design consultant, working exclusively on behalf of the Company, through July 1, 1997. The Consulting Agreement provides that Mr. Rodolfo receive a consulting fee of $120,000 per year and a bonus, which does not depend on any performance standards, of $15,000 on each April 30 during the term of the Consulting Agreement, beginning April 30, 1996, and be reimbursed for his expenses in performing his duties under the Consulting Agreement. The Consulting Agreement contains provisions that prevent Mr. Rodolfo from engaging directly or indirectly in the business of designing, manufacturing or selling certain apparel products in competition with the Company in the United States and numerous other countries for a period of 12 months after termination of the Consulting Agreement, subject to certain limitations during that period which would allow him to compete in all lines of women's wear, swimwear, neckwear, shoes, men's dress shirts and men's suits. The Consulting Agreement also contains restrictions on Mr. Rodolfo's ability to solicit or offer employment to Company employees.

    On May 12, 1995, Michael S. Brownfield, a director of the Company, and the Brownfield 1991 Irrevocable Trust, of which Mr. Brownfield's adult children are the sole beneficiaries, purchased securities in an equity offering of the Company for $109,600 and $109,403, respectively. The purchases were at the same price per share available to other investors in the equity offering.

    The Company believes that the transactions between it and its officers, directors, employees and affiliates were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth as of October 28, 1996 and as adjusted to reflect the sale of the Common Stock offered hereby, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) the Selling Shareholders, (ii) each person known by the Company to own beneficially more than 5% of the Common Stock, (iii) each of the Named Executive Officers,
(iv) each of the Company's directors, and (v) all directors and executive officers as a group. Except as otherwise noted, the named beneficial owner has sole voting and investment power.

                                                           SHARES OF COMMON STOCK
                                                                                                SHARES OF COMMON STOCK
                                                             BENEFICIALLY OWNED                   BENEFICIALLY OWNED
                                                             PRIOR TO OFFERING      SHARES TO       AFTER OFFERING
                                                           ----------------------  BE SOLD IN   ----------------------
NAME AND ADDRESS                                             NUMBER      PERCENT    OFFERING      NUMBER      PERCENT
---------------------------------------------------------  -----------  ---------  -----------  -----------  ---------
Frances M. Conley (1) ...................................      921,507       25.1%     --           921,507      18.4%
 Roanoke Investors' Limited Partnership
 c/o Roanoke Capital, Ltd.
 1111 Third Avenue
 Suite 2220
 Seattle, WA 98101
Harvey N. Jones (2) .....................................      226,658        6.1%     --           226,658       4.5%
 c/o Cutter & Buck Inc.
 2701 First Avenue, Suite 500
 Seattle, WA 98121
Joey Rodolfo (2) ........................................      184,550        5.0%     20,000       164,550       3.3%
 c/o Cutter & Buck Inc.
 2701 First Avenue, Suite 500
 Seattle, WA 98121
Martin J. Marks (3)......................................       65,911        1.8%      3,500        62,411       1.2%
Michael S. Brownfield (4)................................       55,813        1.5%     --            55,813       1.1%
Jim C. McGehee (3).......................................       29,486          *      --            29,486          *
Larry C. Mounger (5).....................................       20,001          *      --            20,001          *
James B. Slayden (3).....................................       11,560          *      --            11,560          *
Duffy Waldorf (6)........................................       23,126          *       9,250        13,876          *
Michael G. Foster........................................       16,881          *      16,881            --         --
H.A. Hagen, Jr...........................................       16,880          *       8,440         8,440          *
Phillip F. Frink, Jr., as Trustee,
 First Washington Corporation PST........................        8,556          *       4,556         4,000          *
Robert E. Chapman, as Trustee of
 the Robert Earl Chapman Revocable Trust.................        8,441          *       3,441         5,000          *
Kirk Triplett............................................        4,625          *       4,625            --         --
All directors and executive officers as a group (12
 persons)(7).............................................    1,533,032       41.8%     38,500     1,509,532      30.2%

------------------------
 * Less than 1%.

(1) Of these shares, 919,195 are held of record by Roanoke. Ms. Conley, a director of the Company, is a shareholder, director and principal of Roanoke Capital, the general partner of Roanoke. The only other shareholder, director and principal of Roanoke Capital is Gerald R. Conley, Ms. Conley's husband. Ms. Conley disclaims beneficial ownership of Roanoke's shares that exceed Roanoke Capital's interest in those shares. Includes 2,312 shares subject to options exercisable within 60 days of October 28, 1996 held directly by Ms. Conley.

(2) Includes 34,689 shares subject to options exercisable within 60 days of October 28, 1996.

(3) Represents shares subject to options exercisable within 60 days of October 28, 1996.

(4) Excludes 32,141 shares held by the Brownfield 1991 Irrevocable Trust, of which Mr. Brownfield's adult children are the sole beneficiaries. Includes 2,312 shares subject to options exercisable within 60 days of October 28, 1996.

(5) Includes 11,560 shares subject to options exercisable within 60 days of October 28, 1996.

(6) 13,876 of these shares are held of record by Cotton & Cabs, a general partnership of which Mr. Waldorf is a partner.

(7) Includes 215,065 shares subject to options exercisable within 60 days of October 28, 1996.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, no par value, and 6,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

    As of July 31, 1996, 3,668,241 shares of Common Stock were issued and outstanding and held by approximately 110 holders of record. After completion of this offering, there will be 5,001,048 shares of Common Stock issued and outstanding, assuming no exercise of the Underwriters' over-allotment option or outstanding stock options. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably such dividends as may be legally declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue up to 6,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock could adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

COMMON STOCK PURCHASE WARRANTS

    In connection with the Company's initial public offering in August 1995, the Company issued warrants to purchase up to 131,531 shares of Common Stock at an exercise price of $8.40 per share (equal to 120% of the initial public offering price). See "Shares Eligible for Future Sale."

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefits.

    The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

WASHINGTON ANTITAKEOVER STATUTE

    Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. Chapter 23B.17 of the Washington Business Corporation Act prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of a corporation involving an "Interested Shareholder" (defined as a person who owns beneficially 20% or more of the corporation's voting securities) unless determined to be at a "fair price" or otherwise approved by a majority of the corporation's disinterested directors or the holders of two-thirds of the corporation's outstanding voting securities, other than those of the Interested Shareholder. A corporation may, in its articles of incorporation, exempt itself from coverage of this provision. The Company has not done so. In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits a corporation, with certain exceptions, from engaging in certain significant business transactions with an "Acquiring Entity" (defined as a person who acquires 10% or more of the corporation's voting securities without the prior approval of the corporation's board of directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Entity, or allowing the Acquiring Entity to receive any disproportionate benefit as a shareholder. A corporation may not "opt out" of this statute. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Restated Articles of Incorporation include a provision permitted by Washington law that limits the liability of the Company's directors. Under the provision, no director shall be personally liable to the Company or its shareholders for monetary damages for conduct as a director, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Company's Restated Articles of Incorporation implement this indemnification to the extent permitted by law. Insofar as the indemnity for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT

    The transfer agent for the Common Stock is ChaseMellon Shareholder Services, Ridgefield Park, New Jersey.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 5,001,048 shares of Common Stock outstanding (5,211,048 shares assuming the Underwriters' over-allotment option is exercised in full). Of these shares, 3,114,276 shares (including the 1,400,000 shares sold in this offering) will be freely tradable without restriction under the Securities Act. An additional 1,886,772 shares may be sold subject to the limitations of Rule 144 under the Securities Act, 1,534,615 of which are subject to lock-up agreements that expire 120 days after the closing date of this offering, or earlier at the discretion of Needham & Company, Inc. (the "Lock-up Agreements").

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as that term is defined in Rule 144) for at least two years, including any person who may be deemed to be an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (approximately 50,000 shares immediately after this offering) or the average weekly trading volume in the Common Stock as reported by Nasdaq during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 also are subject to certain other requirements relating to the volume, manner of sale, and other limitations under Rule 144 and notice and availability of current public information about the Company. Affiliates may publicly sell shares not constituting restricted securities under Rule 144 in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding a sale by such person, and who has beneficially owned restricted shares for at least three years, is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

    As of October 28, 1996, there were stock options outstanding to purchase an aggregate of 417,770 shares of Common Stock, 217,377 shares of which were subject to then exercisable options. The shares issued upon exercise of these options may be resold in the public market without restriction under the Securities Act, in some cases subject to the expiration of the Lock-up Agreements and/or in accordance with Rule 144.

    Roanoke, which currently holds 919,195 shares of Common Stock, is entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of an agreement between the Company and Roanoke, Roanoke may require the Company, subject to the Lock-up Agreements, on not more than two occasions to file a registration statement under the Securities Act at the Company's expense with respect to Roanoke's shares of Common Stock, and the Company is required to use commercially reasonable efforts to effect such registration, subject to certain conditions and limitations. In addition, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of Roanoke, the holders of an additional 627,038 shares of Common Stock are entitled to notice of such registration and to include shares of Common Stock held by them therein, provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration.

    In connection with the Company's initial public offering, the Company issued to Needham & Company, Inc. and Wedbush Morgan Securities Inc., the representatives of the Underwriters of this offering (the "Representatives"), certain warrants (the "Representatives' Warrants") to purchase up to 131,531 shares of Common Stock at an exercise price of $8.40 per share (equal to 120% of the initial public offering price). The Representatives' Warrants are exercisable until August 14, 2000. The holders of shares of Common Stock issued upon exercise or conversion of the Representatives' Warrants will have certain rights to obtain the registration of those shares under the Securities Act. If the Company registers any shares of Common Stock for its own account or for the account of other holders, the holders of shares issued upon exercise or conversion of the Representatives' Warrants are entitled to include their shares of Common Stock in the registration, subject to certain limitations.

The holders of the shares issued upon exercise or conversion of the Representatives' Warrants may on one occasion require the Company to register such shares, subject to certain limitations. The Company will bear all fees, costs and expenses of the registrations contemplated by this paragraph (other than underwriting discounts and commissions), subject to certain limitations.

    The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that sales of shares by such shareholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing shareholders could adversely affect prevailing market prices.

                                  UNDERWRITING

    The Underwriters named below, acting through the Representatives, Needham & Company, Inc. and Wedbush Morgan Securities Inc., have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all of such shares if any are purchased.

                                                                                    NUMBER OF
              UNDERWRITERS                                                           SHARES
---------------------------------------------------------------------------------  -----------
Needham & Company, Inc...........................................................      450,000
Wedbush Morgan Securities Inc....................................................      450,000
A.G. Edwards & Sons, Inc.........................................................      100,000
Hambrecht & Quist LLC............................................................      100,000
Lehman Brothers Inc..............................................................      100,000
Black & Company, Inc.............................................................       40,000
Ladenberg, Thalmann & Co., Inc...................................................       40,000
Nichols, Safina Lerner & Co., Inc................................................       40,000
Pacific Growth Equities, Inc.....................................................       40,000
Ragen Mackenzie Incorporated.....................................................       40,000
                                                                                   -----------
        Total....................................................................    1,400,000
                                                                                   -----------
                                                                                   -----------

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.35 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Shareholders as set forth on the cover page of this Prospectus.

    The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 210,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 1,400,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,400,000 shares are being sold.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Selling Shareholders and the Company against certain civil liabilities, including liabilities under the Securities Act.

    As of the date of this Prospectus, Needham Capital SBIC, L.P. and Needham Emerging Growth Partners, L.P., affiliates of Needham & Company, Inc., beneficially owned an aggregate of 84,404 shares of Common Stock. These shares were purchased at $5.92 per share between April 30, 1995 and August 14, 1995 in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. Needham & Company, Inc. and certain of its affiliates may be deemed to own 14,058 of the shares held by Needham Capital SBIC, L.P. and Needham Emerging Growth Partners, L.P. as a result of ownership interests in such partnerships.

    Pursuant to the terms of the Lock-up Agreements, the officers and directors and certain shareholders and option holders of the Company have agreed with the Representatives that, until 120 days after the closing date of this offering, they will not, directly or indirectly, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock, options to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock, exclusive of securities purchased in connection with this offering or in the public trading market, without the prior written consent of Needham & Company, Inc. The Company has also agreed until 120 days after the closing date of this offering not to issue, offer, sell, grant options to purchase or otherwise dispose of any shares of the Company's equity securities or any other securities convertible into or exchangeable for Common Stock or any other equity security, except with the prior written consent of Needham & Company, Inc. See "Shares Eligible for Future Sale."

    In connection with the Company's initial public offering in August 1995, the Company issued the Representatives' Warrants to purchase up to 131,531 shares of Common Stock at an exercise price of $8.40 per share (equal to 120% of the initial public offering price). The holders of shares of Common Stock issuable upon exercise or conversion of the Representatives' Warrants have certain rights with respect to registration of those shares.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In connection with this offering, certain Underwriters and selling group members (if any) may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market-making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market-making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market-making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon by Lane Powell Spears Lubersky LLP, Seattle, Washington. Certain legal matters will be passed upon for the Underwriters by Perkins Coie, Seattle, Washington.

                                    EXPERTS

    The consolidated financial statements of Cutter & Buck Inc. as of April 30, 1995 and 1996, and for each of the three years in the period ended April 30, 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement (the "Registration Statement") on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedule thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Company also files periodic reports and proxy material with the Commission pursuant to the Exchange Act. The Registration Statement, including the exhibits and schedule thereto, and such other materials, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Common Stock is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected and copied at the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. The Commission maintains a Web site that contains reports, proxy and information statements and other information of the Company at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                               CUTTER & BUCK INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................  F-2

Consolidated Balance Sheets...............................................  F-3

Consolidated Statements of Income.........................................  F-4

Consolidated Statements of Shareholders' Equity...........................  F-5

Consolidated Statements of Cash Flows.....................................  F-6

Notes to Consolidated Financial Statements................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cutter & Buck Inc.

    We have audited the accompanying consolidated balance sheets of Cutter & Buck Inc. as of April 30, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cutter & Buck Inc. at April 30, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
June 17, 1996, except for
 Note 7, as to which the
 date is July 8, 1996

                               CUTTER & BUCK INC.
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                           APRIL 30,
                                                    ------------------------
                                                       1995         1996
                                                    -----------  -----------
                                                                               JULY 31,
                                                                                 1996
                                                                              -----------
                                                                              (UNAUDITED)
Current assets:
  Cash (Note 7)...................................  $   499,417  $ 2,010,047  $   306,011
  Receivables:
    Due from factors (Note 3).....................    1,100,478    5,735,287    3,231,075
    Other receivables, net of allowance for
     doubtful accounts of $69,955 in April 1995,
     $212,314 in April 1996 and $157,795 in July
     1996.........................................    1,234,680    1,917,326    4,860,265
  Inventories.....................................    1,889,615    4,693,433    7,448,618
  Deferred income taxes (Note 8)..................      --           180,000      180,000
  Prepaid expenses and other current assets (Note
   2).............................................      514,243    1,098,972    1,262,731
                                                    -----------  -----------  -----------
      Total current assets........................    5,238,433   15,635,065   17,288,700
Furniture and equipment (Note 4)..................      331,013      798,922    1,768,902
Other assets......................................      123,853      735,931      678,874
                                                    -----------  -----------  -----------
      Total assets................................  $ 5,693,299  $17,169,918  $19,736,476
                                                    -----------  -----------  -----------
                                                    -----------  -----------  -----------

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................  $ 1,887,817  $ 2,313,937  $ 2,550,535
  Accrued liabilities.............................      118,224      499,362      243,300
  Income taxes payable............................      --           220,000      282,600
  Loan payable to bank (Note 6)...................      --           114,119      --
  Borrowings under bank line of credit (Note 7)...      --           --         2,070,541
  Current portion of capital lease obligations....       23,887      --            77,119
                                                    -----------  -----------  -----------
      Total current liabilities...................    2,029,928    3,147,418    5,224,095
Capital lease obligations.........................       97,676      --           337,388
Commitments (Note 9)
Shareholders' equity (Note 10)
  Convertible preferred stock, no par value,
   6,000,000 shares authorized:
    Series A: 2,932,000 shares authorized;
     2,932,000 issued and outstanding in 1995.....    3,655,988      --           --
    Series B: 1,200,000 shares authorized; 735,510
     issued and outstanding in 1995...............    1,939,469      --           --
  Common stock, no par value:
    25,000,000 shares authorized; 327,819 issued
     and outstanding in April 1995, 3,666,715 in
     April 1996 and 3,668,241 in July 1996........      100,790   15,156,702   15,167,432
  Note receivable from shareholder (Note 5).......      (44,520)     (44,520)     (44,520)
  Accumulated deficit.............................   (2,086,032)  (1,089,682)    (947,919)
                                                    -----------  -----------  -----------
      Total shareholders' equity..................    3,565,695   14,022,500   14,174,993
                                                    -----------  -----------  -----------
      Total liabilities and shareholders'
       equity.....................................  $ 5,693,299  $17,169,918  $19,736,476
                                                    -----------  -----------  -----------
                                                    -----------  -----------  -----------

                            See accompanying notes.

                               CUTTER & BUCK INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                              FISCAL YEAR ENDED APRIL 30,           THREE MONTHS ENDED JULY 31,
                                     ---------------------------------------------  ----------------------------
                                         1994            1995            1996           1995           1996
                                     -------------  --------------  --------------  -------------  -------------
                                                                                            (UNAUDITED)
Net sales..........................  $   9,881,663  $   13,434,788  $   21,645,202  $   3,304,756  $   7,999,639
Cost of sales......................      6,443,209       8,759,623      13,664,607      2,077,089      5,020,064
                                     -------------  --------------  --------------  -------------  -------------
Gross profit.......................      3,438,454       4,675,165       7,980,595      1,227,667      2,979,575
Operating expenses:
  Design and production............        509,751         747,381       1,044,692        214,515        336,247
  Selling and shipping.............      1,781,274       2,445,951       3,858,184        668,189      1,711,920
  General and administrative.......      1,053,216       1,364,053       2,042,194        410,924        713,321
                                     -------------  --------------  --------------  -------------  -------------
    Total operating expenses.......      3,344,241       4,557,385       6,945,070      1,293,628      2,761,488
                                     -------------  --------------  --------------  -------------  -------------
Operating income...................         94,213         117,780       1,035,525        (65,961)       218,087

Other income (expense):
  Factor commission and interest
   expense.........................       (286,948)       (384,181)       (371,877)      (112,880)      (111,545)
  Interest income..................          8,434           8,538         134,915       --             --
  License and royalty income.......        285,120         497,095         457,787        115,516         96,221
                                     -------------  --------------  --------------  -------------  -------------
    Total other income (expense)...          6,606         121,452         220,825          2,636        (15,324)
                                     -------------  --------------  --------------  -------------  -------------
Income (loss) before income
 taxes.............................        100,819         239,232       1,256,350        (63,325)       202,763
Income taxes (Note 8)..............       --              --              (260,000)      --              (61,000)
                                     -------------  --------------  --------------  -------------  -------------
Net income (loss)..................  $     100,819  $      239,232  $      996,350  $     (63,325) $     141,763
                                     -------------  --------------  --------------  -------------  -------------
                                     -------------  --------------  --------------  -------------  -------------
Net income (loss) per share........  $        0.05  $         0.12  $         0.29  $       (0.02) $        0.04
                                     -------------  --------------  --------------  -------------  -------------
                                     -------------  --------------  --------------  -------------  -------------
Shares used in computation of net
 income (loss) per share (Note
 1)................................      1,933,438       2,034,210       3,475,581      2,538,659      3,941,213
                                     -------------  --------------  --------------  -------------  -------------
                                     -------------  --------------  --------------  -------------  -------------

                            See accompanying notes.

                               CUTTER & BUCK INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                     CONVERTIBLE PREFERRED STOCK
                           ------------------------------------------------
                                                                                                        NOTE
                                  SERIES A                 SERIES B               COMMON STOCK       RECEIVABLE
                           -----------------------  -----------------------  ----------------------     FROM      ACCUMULATED
                             SHARES      AMOUNT       SHARES      AMOUNT      SHARES      AMOUNT     SHAREHOLDER    DEFICIT
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------
BALANCE, APRIL 30,
 1993....................   2,932,000  $ 3,655,988      --      $   --         327,473  $   100,040   $ (44,520)   $(2,426,083)
  Exercise of stock
   options...............      --          --           --          --             346          750      --            --
  Net income.............      --          --           --          --          --          --           --           100,819
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------
BALANCE, APRIL 30,
 1994....................   2,932,000    3,655,988      --          --         327,819      100,790     (44,520)   (2,325,264)
  Sale of Series B
   convertible preferred
   stock, net of offering
   expenses of $75,828...      --          --          529,530    1,375,084     --          --           --            --
  Conversion of loan and
   note payable,
   including accrued
   interest, to Series B
   preferred stock.......      --          --          205,980      564,385     --          --           --            --
  Net income.............      --          --           --          --          --          --           --           239,232
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------
BALANCE, APRIL 30,
 1995....................   2,932,000    3,655,988     735,510    1,939,469    327,819      100,790     (44,520)   (2,086,032)
  Sale of Series B
   convertible preferred
   stock, net of offering
   expenses of $66,288...      --          --          403,618    1,039,625     --          --           --            --
  Conversion of Series A
   and B convertible
   preferred stock to
   common stock..........  (2,932,000)  (3,655,988) (1,139,128)  (2,979,094) 1,883,021    6,635,082      --            --
  Sale of common stock,
   net of offering
   expenses of
   $1,770,295............      --          --           --          --       1,455,875    8,420,830      --            --
  Net income.............      --          --           --          --          --          --           --           996,350
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------
BALANCE, APRIL 30,
 1996....................      --          --           --          --       3,666,715   15,156,702     (44,520)   (1,089,682)
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------
  Sale of common stock
   (unaudited)...........      --          --           --          --           1,526       10,730      --            --
  Net income
   (unaudited)...........      --          --           --          --          --          --           --           141,763
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------
BALANCE, JULY 31, 1996
 (UNAUDITED).............      --      $   --           --      $   --       3,668,241  $15,167,432   $ (44,520)   $ (947,919)
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------
                           ----------  -----------  ----------  -----------  ---------  -----------  -----------  ------------


                              TOTAL
                           -----------
BALANCE, APRIL 30,
 1993....................  $ 1,285,425
  Exercise of stock
   options...............          750
  Net income.............      100,819
                           -----------
BALANCE, APRIL 30,
 1994....................    1,386,994
  Sale of Series B
   convertible preferred
   stock, net of offering
   expenses of $75,828...    1,375,084
  Conversion of loan and
   note payable,
   including accrued
   interest, to Series B
   preferred stock.......      564,385
  Net income.............      239,232
                           -----------
BALANCE, APRIL 30,
 1995....................    3,565,695
  Sale of Series B
   convertible preferred
   stock, net of offering
   expenses of $66,288...    1,039,625
  Conversion of Series A
   and B convertible
   preferred stock to
   common stock..........      --
  Sale of common stock,
   net of offering
   expenses of
   $1,770,295............    8,420,830
  Net income.............      996,350
                           -----------
BALANCE, APRIL 30,
 1996....................   14,022,500
                           -----------
  Sale of common stock
   (unaudited)...........       10,730
  Net income
   (unaudited)...........      141,763
                           -----------
BALANCE, JULY 31, 1996
 (UNAUDITED).............  $14,174,993
                           -----------
                           -----------

                            See accompanying notes.

                               CUTTER & BUCK INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          THREE MONTHS ENDED
                                                      FISCAL YEAR ENDED APRIL 30,              JULY 31,
                                                  -----------------------------------  ------------------------
                                                    1994        1995         1996         1995         1996
                                                  ---------  -----------  -----------  -----------  -----------
                                                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...............................  $ 100,819  $   239,232  $   996,350  $   (63,325) $   141,763
Adjustments to reconcile net income (loss) to
 net cash used in operating activities:
  Depreciation and amortization.................    102,898      133,220      231,487       40,904      179,669
  Deferred income taxes.........................     --          --          (180,000)     --           --
  Changes in assets and liabilities:
    Receivables, net............................   (444,742)  (2,255,894)  (2,996,564)   1,302,206     (438,727)
    Inventories.................................     36,831   (1,328,793)  (2,803,818)  (1,134,627)  (2,755,185)
    Prepaid expenses and other current assets...   (104,156)    (312,178)    (584,729)     (99,664)    (163,759)
    Accounts payable and accrued liabilities....     57,862    1,542,453      807,258      (41,442)     (19,464)
    Income taxes payable........................     --          --           220,000      --            62,600
                                                  ---------  -----------  -----------  -----------  -----------
Net cash provided by (used in) operating
 activities.....................................   (250,488)  (1,981,960)  (4,310,016)       4,052   (2,993,103)

INVESTING ACTIVITIES
Purchase of furniture and equipment.............    (67,109)    (119,004)    (654,723)    (211,723)    (651,735)
Increase in trademarks, patents and marketing
 rights.........................................    (25,559)      (4,122)    (656,751)        (580)      (3,945)
                                                  ---------  -----------  -----------  -----------  -----------
Net cash used in investing activities...........    (92,668)    (123,126)  (1,311,474)    (212,303)    (655,680)

FINANCING ACTIVITIES
Proceeds from loan from principal shareholder...    500,000      --           --           --           --
Proceeds from note payable to bank..............     --          --           114,119      --         1,956,422
Principal payments under capital lease
 obligation.....................................    (29,975)     (40,787)    (121,563)      (9,442)     (22,405)
Net increase (decrease) in advances from
 factor.........................................     63,742      943,642   (2,320,891)    (839,199)     --
Issuance of preferred stock.....................     --        1,375,084    1,039,625    1,052,871      --
Issuance of common stock........................        750      --         8,420,830      --            10,730
                                                  ---------  -----------  -----------  -----------  -----------
Net cash provided by financing activities.......    534,517    2,277,939    7,132,120      204,230    1,944,747
                                                  ---------  -----------  -----------  -----------  -----------
Net increase (decrease) in cash.................    191,361      172,853    1,510,630       (4,021)  (1,704,036)
Cash, beginning of period.......................    135,203      326,564      499,417      499,417    2,010,047
                                                  ---------  -----------  -----------  -----------  -----------
Cash, end of period.............................  $ 326,564  $   499,417  $ 2,010,047  $   495,396  $   306,011
                                                  ---------  -----------  -----------  -----------  -----------
                                                  ---------  -----------  -----------  -----------  -----------

SUPPLEMENTAL INFORMATION
Cash paid during the period for interest........  $ 283,164  $   259,133  $   173,502  $    79,950  $    53,165
                                                  ---------  -----------  -----------  -----------  -----------
                                                  ---------  -----------  -----------  -----------  -----------
Cash paid during the period for income taxes....  $  --      $   --       $    40,000  $   --       $   178,400
                                                  ---------  -----------  -----------  -----------  -----------
                                                  ---------  -----------  -----------  -----------  -----------
Noncash financing and investing activities:
  Equipment acquired with capital leases........  $  33,897  $    89,184  $   --       $   --       $   436,912
                                                  ---------  -----------  -----------  -----------  -----------
                                                  ---------  -----------  -----------  -----------  -----------
  Conversion of loan and note payable to
   shareholders, including accrued interest, to
   Series B preferred stock.....................  $  --      $   564,385  $   --       $   --       $   --
                                                  ---------  -----------  -----------  -----------  -----------
                                                  ---------  -----------  -----------  -----------  -----------

                            See accompanying notes.

                               CUTTER & BUCK INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF THE BUSINESS

    Cutter & Buck Inc. (the "Company") designs, sources and markets men's sportswear and outerwear apparel. The Company's trade customers are principally golf pro shops and resorts, and upscale men's specialty stores. During 1995, the Company changed its name from Jones/Rodolfo Corporation to Cutter & Buck Inc.

    In March 1996, the Company formed a wholly owned subsidiary, Cutter & Buck
(UK) Ltd., for the purpose of direct marketing, sales and distribution of Cutter & Buck sportswear in the United Kingdom. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary from the date of formation. All significant intercompany accounts and transactions have been eliminated.

    INTERIM FINANCIAL INFORMATION

    The financial information as of July 31, 1996 and for the three-month periods ended July 31, 1995 and 1996 is unaudited but includes all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for the three months ended July 31, 1996 are not necessarily indicative of the results that may be expected for the entire year.

    INVENTORIES

    Inventories, which are predominantly finished goods, are valued at the lower of cost or market, with cost determined under the first-in, first-out method.

    SAMPLE COSTS

    The Company defers costs to produce samples that relate to goods to be sold in future selling seasons. Such costs are charged to expense in the season to which the samples relate.

    FURNITURE AND EQUIPMENT

    Furniture and equipment is valued at cost. Depreciation is provided on a straight-line basis over estimated useful lives of five years. Furniture and equipment acquired under capital leases is amortized on a straight-line basis over the lesser of the lease term or the estimated economic useful life of the asset. Store fixtures are depreciated on a straight-line basis over three years.

    INCOME TAXES

    The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    STOCK OPTIONS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 is effective beginning fiscal 1997. Under Statement No. 123, stock-based compensation expense is measured using either the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, or the fair value method described in Statement No. 123. Companies choosing the

                               CUTTER & BUCK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
intrinsic value method will be required to disclose the pro forma impact of the fair value method on net income and earnings per share. The Company plans to implement Statement No. 123 in fiscal 1997 using the intrinsic value method.

    CONCENTRATIONS OF CREDIT RISK

    The Company is subject to credit risk on receivables that are not factored. These other receivables are geographically disbursed throughout the United States and selected foreign countries where formal distributor agreements exist. All sales are denominated in U.S. dollars. The Company sells its products to approved customers on an open account basis, subject to established credit limits, cash in advance, or cash on delivery terms. Generally, the receivables are insured or are supported by letters of credit.

    REVENUE RECOGNITION

    Revenue is recognized at the time the product is shipped to the customer. There is no right to return for customers, other than for defective products. Allowances for these estimated sales returns are provided when the related revenue is recorded.

    NET INCOME PER SHARE

    Net income per share is computed based on the weighted average number of common shares outstanding and gives effect to the following adjustments: (i) common stock equivalents, consisting of Common Stock options, warrants and Preferred Stock, are included in the weighted average number of shares outstanding, except when the effect of their inclusion would be antidilutive;
(ii) pursuant to the rules of the Securities and Exchange Commission, Common Stock and common stock equivalents issued during the 12 months immediately preceding the filing date of the Company's initial public offering are included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the initial public offering price; and (iii) all outstanding shares of Preferred Stock are included on an as-converted-to-Common Stock basis.

    Historical net income per share information for fiscal 1992 and 1993 is not presented because it is not considered meaningful.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain amounts from the prior year financial statements have been reclassified to conform to the current year presentation.

                               CUTTER & BUCK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

2.  PREPAID EXPENSES AND OTHER CURRENT ASSETS
    Prepaid expenses and other current assets consisted of the following:

                                                                       APRIL 30,
                                                               --------------------------    JULY 31,
                                                                  1995          1996           1996
                                                               -----------  -------------  -------------
Prepaid expenses.............................................  $   102,301  $     461,524  $     668,931
Sample costs.................................................      380,849        588,869        576,622
Other........................................................       31,093         48,579         17,178
                                                               -----------  -------------  -------------
                                                               $   514,243  $   1,098,972  $   1,262,731
                                                               -----------  -------------  -------------
                                                               -----------  -------------  -------------

3.  DUE FROM FACTORS
    Pursuant to the terms of factoring agreements, the Company assigns substantially all of its qualifying accounts receivable to factors on a preapproved, nonrecourse basis. The factors' charges, totaling $255,393 for the fiscal year ended April 30, 1996 ($257,829 in fiscal 1995 and $218,762 in fiscal
1994), include a commission on net sales and interest on advances at prime, plus 1 1/2% (9 3/4% at April 30, 1996). The amount due from factors consisted of the following:

                                                                      APRIL 30,
                                                            -----------------------------    JULY 31,
                                                                 1995           1996           1996
                                                            --------------  -------------  -------------
Unmatured receivables:
  Nonrecourse.............................................  $    3,603,139  $   5,779,659  $   3,147,258
  With recourse...........................................          40,280         55,385         50,056
Matured receivables.......................................        --              160,331        308,232
Reserve for sales returns and allowances..................        (222,050)      (260,088)      (274,471)
Advances..................................................      (2,320,891)      --             --
                                                            --------------  -------------  -------------
                                                            $    1,100,478  $   5,735,287  $   3,231,075
                                                            --------------  -------------  -------------
                                                            --------------  -------------  -------------

4.  FURNITURE AND EQUIPMENT
    Furniture and equipment consisted of the following:

                                                                       APRIL 30,
                                                              ---------------------------    JULY 31,
                                                                  1995          1996           1996
                                                              ------------  -------------  -------------
Leasehold improvements......................................  $     23,762  $      33,382  $     155,363
Equipment...................................................       358,106        534,925      1,106,812
Store fixtures..............................................       --             284,257        635,085
Furniture and other fixtures................................       272,079        459,621        503,573
                                                              ------------  -------------  -------------
                                                                   653,947      1,312,185      2,400,833
Less accumulated depreciation and amortization..............      (322,934)      (513,263)      (631,931)
                                                              ------------  -------------  -------------
                                                              $    331,013  $     798,922  $   1,768,902
                                                              ------------  -------------  -------------
                                                              ------------  -------------  -------------

5.  NOTE RECEIVABLE FROM SHAREHOLDER
    A note receivable from a shareholder of $44,520 is due upon demand, with interest at prime (8 1/4% at April 30, 1996). Accrued interest receivable of $19,867 and $23,655 was outstanding at April 30,

                               CUTTER & BUCK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

5.  NOTE RECEIVABLE FROM SHAREHOLDER (CONTINUED)
1995 and 1996, respectively. The note is secured by 23,126 shares of the shareholder's Common Stock. The proceeds of the note were used to purchase Common Stock. Accordingly, the note receivable is classified as a component of shareholders' equity.

6.  LOAN PAYABLE TO BANK
    At April 30, 1996, the Company had a credit facility with a United Kingdom bank for general working capital needs of the Company's United Kingdom subsidiary. The line expired on May 31, 1996 and was paid in full as of that date.

7.  LINE OF CREDIT
    As of April 30, 1996 the Company had a $4.0 million revolving line of credit with a bank, which was replaced on July 8, 1996 with a new $7.0 million line of credit with another bank. The Company uses its bank line of credit for international letters of credit, bankers' acceptances and working capital advances. Letters of credit outstanding at April 30, 1996 totaled $2,146,378. At April 30, 1996, the Company was required under its previous agreement to maintain a deposit of $1,646,378 for the excess of the amount of letters of credit and bankers' acceptances over $500,000. This requirement does not apply under the current agreement. Under the current agreement, interest on borrowings is charged and payable monthly at the bank's prime rate. The line of credit is collateralized by a security interest in the Company's inventory, accounts receivable, contract rights and general intangibles. The agreement contains certain restrictive covenants covering minimum working capital, tangible net worth and accounts receivable turnover, as well as a maximum debt to equity ratio. The bank and the Company's factor have entered into an intercreditor agreement allocating between them priority as to the Company's assets in which both financial institutions have a security interest.

8.  INCOME TAXES
    The provision for income taxes consists of the following:

                                                                      FISCAL YEAR ENDED APRIL 30,
                                                                ----------------------------------------
                                                                    1994          1995          1996
                                                                ------------  ------------  ------------
Current tax provision:
  Federal.....................................................  $    --       $    --       $    340,000
  State.......................................................       --            --            100,000
                                                                ------------  ------------  ------------
                                                                     --            --            440,000
Deferred federal tax benefit..................................       --            --           (180,000)
                                                                ------------  ------------  ------------
                                                                $    --       $    --       $    260,000
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

                               CUTTER & BUCK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

8.  INCOME TAXES (CONTINUED)
    The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate for the following reasons:

                                                                       FISCAL YEAR ENDED APRIL 30,
                                                                   ------------------------------------
                                                                      1994        1995         1996
                                                                   ----------  ----------  ------------
Tax provision at federal statutory tax rate......................  $   34,278  $   81,338  $    427,159
Decrease in valuation allowance..................................     (46,639)    (91,838)     (259,569)
State income taxes, net of federal benefit.......................      --          --            66,000
Other............................................................      12,361      10,500        26,410
                                                                   ----------  ----------  ------------
                                                                   $   --      $   --      $    260,000
                                                                   ----------  ----------  ------------
                                                                   ----------  ----------  ------------

    The Company's deferred tax assets consist primarily of the benefit to be derived from unused net operating tax loss carryforwards of approximately $1.1 million at April 30, 1996. The use of the carryforwards, which expire beginning in 2006, is limited to approximately $500,000 per year pursuant to the ownership change regulations of the Internal Revenue Code of 1986, as amended. To the extent that any single-year loss is not utilized to the full amount of the limitation, such remaining unused limitation is carried over to a subsequent year prior to the expiration of the relevant carryforward period. During fiscal 1996, the Company utilized approximately $500,000 of these operating loss carryforwards. Due to the uncertainty regarding the Company's ability to generate taxable income in the future to realize the benefit from its net deferred tax assets, a valuation allowance has been recorded for financial reporting purposes to recognize the Company's net deferred tax assets at their estimated realizable value. Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                                                      APRIL 30,
                                                                              --------------------------
                                                                                  1995          1996
                                                                              ------------  ------------
Deferred income tax assets:
  Reserve for doubtful accounts.............................................  $    102,200  $    152,616
  Reserve for inventory obsolescence........................................        45,657        68,517
  Net operating loss carryforwards..........................................       572,174       387,114
  Other.....................................................................         1,334        25,588
                                                                              ------------  ------------
Total deferred income tax assets............................................       721,365       633,835
Valuation reserve for deferred tax assets...................................      (699,847)     (440,278)
                                                                              ------------  ------------
Net deferred tax assets.....................................................        21,518       193,557
Deferred income tax liabilities:
  Accelerated depreciation..................................................       (21,518)      (13,557)
                                                                              ------------  ------------
Total deferred income tax liabilities.......................................       (21,518)      (13,557)
                                                                              ------------  ------------
Net deferred taxes..........................................................  $    --       $    180,000
                                                                              ------------  ------------
                                                                              ------------  ------------

                               CUTTER & BUCK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

9.  COMMITMENTS
    The Company leases its office facilities and an outlet store under operating leases. Total rent expense amounted to $112,924 in fiscal 1994, $154,096 in fiscal 1995, and $217,292 in fiscal 1996. During 1996, the Company entered into a lease for a warehouse and embroidery production facility commencing May 1, 1996.

    Future minimum rental payments under noncancelable operating leases are as follows:

FISCAL YEAR ENDING APRIL 30,
---------------------------------------------------------------------
1997.................................................................  $     346,105
1998.................................................................        387,296
1999.................................................................        286,240
2000.................................................................        197,108
2001.................................................................        186,000
                                                                       -------------
                                                                       $   1,402,749
                                                                       -------------
                                                                       -------------

10. SHAREHOLDERS' EQUITY

    PREFERRED STOCK: During fiscal 1995, the Company authorized the sale of 1,200,000 shares of Series B Preferred Stock to qualified investors at $2.74 per share. As of April 30, 1995, 735,510 shares of Series B Preferred Stock were issued and outstanding.

    During fiscal 1996, an additional 403,618 shares of Series B Preferred Stock were sold. Of the total, 933,148 shares were sold through subscription agreements. Proceeds to the Company, net of offering expenses of $142,117, amounted to $2,979,094. The remaining 205,980 shares were issued as a result of the conversion of a loan and note payable to shareholders and accrued interest, aggregating $564,385.

    Conversion of the Preferred Stock into Common Stock occurred automatically upon the closing of the Company's initial public offering of Common Stock. Effective as of the closing of the initial public offering, every 2.162 shares of Preferred Stock were converted into one share of Common Stock.

    COMMON STOCK: On July 20, 1995, the Company's shareholders adopted Restated Articles of Incorporation and Bylaws affecting shareholders' equity, including increasing the number of authorized shares of Common Stock to 25,000,000, increasing the number of authorized shares of Preferred Stock to 6,000,000, and implementing a 1 for 2.162 reverse stock split of the issued and outstanding shares of Common Stock. The number of shares of Common Stock presented in the accompanying consolidated financial statements has been restated to reflect the stock split.

    In August 1995, the Company sold 1,250,000 shares of Common Stock at an initial public offering price of $7 per share. Pursuant to the exercise of the Underwriters' over-allotment option, the Company sold an additional 205,875 shares of Common Stock at $7 per share in September 1995. Proceeds to the Company, net of offering expenses of $1,770,295, amounted to $8,420,830.

    COMMON STOCK WARRANTS: In connection with the Company's initial public offering, the Company issued warrants to the underwriters of the offering to purchase 131,531 shares of Common Stock at an exercise price of $8.40 per share. The warrants are exercisable for four years beginning August 1996.

                               CUTTER & BUCK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

10. SHAREHOLDERS' EQUITY (CONTINUED)
    STOCK OPTION PLANS: The Company has three stock option plans that provide for the granting of nonqualified and incentive options to employees, officers and directors of the Company to purchase up to 525,313 shares of Common Stock. Options granted under the 1991 plan provide for 50% vesting on the first anniversary from the date of grant and 25% vesting on each of the second and third anniversaries. Options granted under the 1995 employee plan provide for vesting over a five-year period with vesting at 20% each year. Options granted under the 1995 director plan become exercisable six months after the date of grant. Options under the plans have been granted at fair value on the date of grant and expire after 10 years. Stock option activity and option price information for the two years ended April 30, 1996 are as follows:

                                                                              RANGE OF OPTION
                                                                    OPTIONS       PRICES
                                                                   ---------  ---------------
Balance, April 30, 1994..........................................     34,686  $    2.16
  Granted........................................................    238,202       2.16
  Canceled.......................................................    (20,814)      2.16
                                                                   ---------
Balance, April 30, 1995..........................................    252,074       2.16
  Granted........................................................    157,748   4.74 - 10.75
                                                                   ---------
Balance, April 30, 1996..........................................    409,822   2.16 - 10.75
                                                                   ---------
                                                                   ---------

    At April 30, 1996, 142,224 options were exercisable and 115,145 shares were available for future grant.

    EMPLOYEE STOCK PURCHASE PLAN: In December 1995, the Company adopted an Employee Stock Purchase Plan which allows eligible employees to buy Common Stock at a 15% discount from market price utilizing payroll deductions. A total of 250,000 shares have been reserved for issuance under this plan. During fiscal 1996, no shares of Common Stock were purchased by employees under this plan.

11. CONSULTING AGREEMENT
    The Company has a consulting agreement with a common shareholder. The agreement contains, among other items, certain provisions relating to consulting duties and responsibilities, compensation, and noncompetition terms. The agreement expires July 1, 1997.

12. EMPLOYEE BENEFITS
    Effective January 1, 1995, the Company implemented a salary deferral 401(k) plan for substantially all of its employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to contribute an amount at its discretion. To date, the Company has made no contributions to the plan.

                               CUTTER & BUCK INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JULY 31, 1996 AND FOR THE THREE-MONTH
               PERIODS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

13. QUARTERLY FINANCIAL DATA (UNAUDITED)
    Financial results by quarter for the fiscal years ended April 30, 1995, 1996 and 1997 are as follows:

                                                                            QUARTER ENDED
                                                            ----------------------------------------------
                                                             JULY 31   OCTOBER 31   JANUARY 31   APRIL 30
                                                            ---------  -----------  -----------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995
  Net sales...............................................  $   2,044   $   3,407    $   2,316   $   5,668
  Gross profit............................................        769       1,202          703       2,001
  Net income (loss).......................................       (106)        113         (306)        538
  Net income (loss) per share.............................      (0.06)       0.06        (0.15)       0.25

1996
  Net sales...............................................  $   3,305   $   5,131    $   5,210   $   7,999
  Gross profit............................................      1,228       1,934        1,833       2,986
  Net income (loss).......................................        (63)        242          204         613
  Net income (loss) per share.............................      (0.02)       0.07         0.05        0.16

1997
  Net sales...............................................  $   8,000
  Gross profit............................................      2,980
  Net income..............................................        142
  Net income per share....................................       0.04

                       [Photographs of Company Products]

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................   10
Price Range of Common Stock...............................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Selected Financial Data...................................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   22
Management................................................................   31
Certain Transactions......................................................   37
Principal and Selling Shareholders........................................   38
Description of Capital Stock..............................................   40
Shares Eligible for Future Sale...........................................   42
Underwriting..............................................................   44
Legal Matters.............................................................   45
Experts...................................................................   45
Additional Information....................................................   46
Index to Consolidated Financial Statements................................  F-1

                                1,400,000 Shares

                                     [LOGO]

                                  Common Stock

                                 --------------

                              P R O S P E C T U S
                               -----------------

                            Needham & Company, Inc.

                           Wedbush Morgan Securities

                                 --------------

                                OCTOBER 29, 1996

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